Exhibit (a) (1) (A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

OCERA THERAPEUTICS, INC.

at

$1.52 per share plus one non-transferable contractual contingent value right (“CVR”) for each share, which represents the right to receive one or more payments in cash, currently estimated to be up to $2.58 per CVR, contingent upon the achievement of certain milestones by

MEH ACQUISITION CO.

(Purchaser)

a wholly-owned subsidiary of

MAK LLC

(Parent)

and an indirect wholly-owned subsidiary of

MALLINCKRODT PLC

(Mallinckrodt)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 8, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, is offering to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Ocera Therapeutics, Inc. (“Ocera”), a Delaware corporation, at a price of $1.52 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to $2.58 per CVR, contingent upon the achievement of certain specified milestones, calculated as described in this Offer to Purchase (the “Offer to Purchase”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, Ocera and, for limited purposes, Mallinckrodt. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ocera (the “Merger”) as soon as practicable without a vote of the stockholders of Ocera in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Ocera continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent. As a result of the Merger, Ocera will cease to be a publicly traded company.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Ocera or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under

Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive, subject to any required tax withholdings, (a) $1.52 per Share in cash (the “Closing Amount”), plus (b) one CVR per Share (together with the Closing Amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), which represents the contractual right to receive one or more payments in cash, currently estimated to be up to $2.58 per CVR, contingent upon the achievement of certain milestones as described below (the “Contingent Consideration”), in each case without any interest (subject to limited exceptions specified in the CVR Agreement) thereon. The Contingent Consideration is payable under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), and, for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”).

The potential aggregate payments to the holders of all CVRs issuable under the Merger Agreement (which includes CVRs issuable to holders of certain stock options, warrants and restricted stock units of Ocera) and holders of certain Ocera stock options whose holders may be entitled to receive payments concurrently with the holders of CVRs equals $75 million, subject to reduction, under certain circumstances, to the extent Ocera’s cash and cash equivalents on hand are not sufficient to pay and fully discharge all of its transaction expenses and indebtedness at closing or December 31, 2017, whichever occurs earlier. Each payment is conditioned upon the achievement of the applicable milestones and calculated as follows (each such aggregate milestone payment, as may be adjusted, a “Milestone Payment”): (i) Parent will be obligated to pay an aggregate amount equal to $10 million upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of a product containing as an active pharmaceutical ingredient L-ornithine phenylacetate, a combination of L-ornithine and phenylacetate, or a derivative of such ingredients (any such product, the “Product”) by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product, (ii) Parent will be obligated to pay an aggregate amount equal to $15 million upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product, and (iii) Parent will be obligated to pay an aggregate amount equal to $50 million upon the first occurrence of the achievement of cumulative Product sales (gross amount invoiced for sales of the Product, less certain permitted deductions) in excess of $500 million by Parent, its affiliates and their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereof. The amount payable per CVR (including CVRs issued to holders of certain stock options, warrants and restricted stock units) is calculated by taking into account the exercise prices of certain Ocera stock options and the number of shares underlying such options, whose holders may be entitled to receive payments concurrently with the holders of CVRs. See Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.” Based on the current capitalization information of Ocera provided to Parent by Ocera, the maximum aggregate payment per CVR is currently estimated to be $2.58. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below) and (ii) the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Ocera would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication and excluding stock options and warrants that are cancelled in connection with the Merger). The Governmental Impediment Condition requires that there be no judgment or law issued by any court or other governmental body of competent jurisdiction or other legal prohibition in effect prohibiting or making illegal the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 15 — “Conditions of the Offer.”

The board of directors of Ocera, among other things, has unanimously (i) declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including those contemplated by the CVR Agreement, to be fair to and in the best interests of Ocera and its stockholders, (ii) approved the Merger Agreement, the CVR Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iv) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (v) resolved to recommend that Ocera’s stockholders accept the Offer and tender their Shares into the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

November 9, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Continental Stock Transfer & Trust Company in its capacity as depository and paying agent for the Offer (which we refer to as the “Depository”), and either deliver the certificates for your Shares to the Depository along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depository before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 341-6292

Banks and Brokers May Call Collect: (212) 269-5550

Email: OCRX@dfking.com

November 9, 2017

v

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Mallinckrodt, Parent and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”) contained herein and elsewhere in the Offer to Purchase has been provided to Mallinckrodt, Parent and Purchaser by Ocera or has been taken from or is based upon publicly available documents or records of Ocera on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources available at the time of the Offer). Mallinckrodt, Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.00001 per share, of Ocera Therapeutics, Inc. (the “Shares”).

Price Offered Per Share	In the Merger (as defined below), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Ocera or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive, subject to any required tax withholdings, (a) $1.52 per Share in cash (approximately $42 million in the aggregate) (the “Closing Amount”), plus (b) one non-transferable contingent value right per Share (each, a “CVR,” and together with the Closing Amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), which represents the contractual right to receive one or more payments in cash, currently estimated to be up to $2.58 per CVR, contingent upon the achievement of certain milestones as described below (the “Contingent Consideration”), in each case without any interest (subject to limited exceptions specified in the CVR Agreement (as defined below)) thereon and subject to any required tax withholdings. The Contingent Consideration is payable under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), and, for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”).

The potential aggregate payments to the holders of all CVRs issuable under the Merger Agreement (as defined below) (which includes CVRs issuable to holders of certain stock options, warrants and restricted stock units of Ocera) and holders of certain Ocera stock options whose holders may be entitled to receive payments concurrently with the holders of CVRs equals $75 million, subject to reduction, under certain circumstances, to the extent Ocera’s cash and cash equivalents on hand are not sufficient to pay and fully discharge all of its transaction expenses and indebtedness at closing or December 31, 2017, whichever occurs earlier. Each payment is conditioned upon the achievement of the applicable milestones and calculated as follows (each such aggregate milestone payment, as may be adjusted, a “Milestone Payment”): (i) Parent will be obligated to pay an aggregate amount equal to $10 million upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of a product containing as an active pharmaceutical ingredient L-ornithine phenylacetate, a combination of L-ornithine and phenylacetate, or a derivative of such ingredients (any such product, the “Product”) by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (the “IV Milestone”), (ii) Parent will be obligated to pay an aggregate amount equal to $15 million upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (the “Oral Milestone”), and (iii) Parent will be obligated to pay an aggregate amount equal to $50 million upon the first occurrence of the achievement of cumulative Product sales (gross amount invoiced for sales of the Product, less certain permitted deductions) in excess of $500 million by Parent, its affiliates and their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereof (the “Product Sales Milestone”). The amount payable per CVR (including CVRs issued to holders of certain stock options, warrants and restricted stock units) is calculated by taking into account the exercise prices of certain Ocera stock options and the number of shares underlying such options, whose holders may be entitled to receive payments concurrently with the holders of CVRs. Based on the current capitalization information of Ocera provided to Parent by Ocera, the maximum aggregate payment per CVR is currently estimated to be $2.58. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

Scheduled Expiration of Offer	End of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company.

Who is offering to purchase my shares?

The Purchaser, is offering to purchase for cash all of the issued and outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Ocera. See the “Introduction” and Section 8 — “Certain Information Concerning Mallinckrodt, Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Mallinckrodt” to refer to Mallinckrodt plc alone, “Parent” to refer to MAK LLC alone, the term “Purchaser” to refer to MEH Acquisition Co. alone and the terms “Ocera” and the “Company” to refer to Ocera Therapeutics, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of Ocera on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Ocera. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Ocera would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.52 per Share net to the seller in cash, plus one CVR per Share, which represents the right to receive one or more payments in cash contingent upon the achievement of certain specified milestones, calculated as described below and currently estimated to be up to $2.58 per CVR, in each case without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses, other than transfer taxes, if any, due with respect to the sale of the Shares. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is a CVR and how does it work?

A CVR represents the contractual right to receive cash, without interest thereon (subject to limited exceptions specified in the CVR Agreement) and less any applicable withholding taxes, upon the achievement of certain specified milestones. At or prior to the Offer Acceptance Time (as defined below), Parent and Mallinckrodt will enter into the CVR Agreement with the Rights Agent, governing the terms of the CVRs. The potential aggregate payments to the holders of all CVRs issuable under the Merger Agreement (which includes CVRs issuable to holders of certain stock options, warrants and restricted stock units of Ocera) and holders of certain Ocera stock options whose holders may be entitled to receive payments concurrently with the holders of CVRs equals $75 million, subject to reduction for Closing Shortfall or Measurement Date Shortfall, if any, as described below. Each payment is conditioned upon the achievement of the applicable milestones on or before December 31, 2029, as follows:

•	Parent will be obligated to pay an aggregate amount equal to $10 million upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product.

•	Parent will be obligated to pay an aggregate amount equal to $15 million upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product.

•	Parent will be obligated to pay an aggregate amount equal to $50 million upon the first occurrence of the achievement of cumulative Product sales (gross amount invoiced for sales of the Product, less certain permitted deductions) in excess of $500 million by Parent, any of its affiliates, or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereof.

The amount payable per CVR (including CVRs issued to holders of certain stock options, warrants and restricted stock units) is calculated by taking into account the exercise prices of certain Ocera stock options and the number of shares underlying such options, whose holders may be entitled to receive payments concurrently with the holders of CVRs. Based on the current capitalization information of Ocera provided to Parent by Ocera, the maximum aggregate payment per CVR is currently estimated to be $2.58. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. Payment to holders with respect to a Milestone Payment in connection with the IV Milestone and Oral Milestone will be made no later than sixty (60) days following the date of the achievement of the corresponding milestone, and payment with respect to the Milestone Payment in connection with the Product Sales Milestone will be made no later than sixty (60) days following the final determination of the Product Sales statement reporting achievement of the milestone (the date that a Milestone Payment is made being the “Milestone Payment Date”).

In the event the Offer Acceptance Time occurs on or before December 31, 2017 and the Company’s cash and cash equivalents are insufficient to pay and fully discharge the indebtedness and transaction expenses on or prior to closing (the “Closing Shortfall”) by more than $250,000, the aggregate amount payable pursuant to the first occurring Milestone Payment shall be reduced by the full amount of the Closing Shortfall. In the event the Offer Acceptance Time occurs after December 31, 2017 and the indebtedness and transaction expenses due and payable as if the closing were to occur on December 31, 2017 exceed the Company’s aggregate balance of cash and cash equivalents as of December 31, 2017 by more than $250,000 (the “Measurement Date Shortfall”), the first occurring Milestone Payment shall be reduced by the full amount of the Measurement Date Shortfall. It is anticipated that for each $1,000,000 of Closing Shortfall or Measurement Date Shortfall, if any and as applicable, the per CVR amount payable upon satisfaction of the first Milestone set forth above, if any, will be reduced by approximately $0.04.

Under the CVR Agreement, holders of CVRs are intended third party beneficiaries of the agreement. Furthermore, the CVR Agreement provides that holders of not less than thirty-four percent (34%) of CVRs have the right to request an audit of Parent’s records for purposes of verifying the accuracy of the statements made in the Product sales statements and determining whether the Product Sales Milestone has been met. Additionally, the CVR Agreement grants Parent the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) to evidence succession of a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) to cure any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not materially adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR holders, (v) to reduce the number of CVRs, in the event any CVR holder agrees to renounce such CVR holder’s rights under this CVR Agreement in accordance with the terms of the CVR Agreement, (vi) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent contained in the CVR Agreement, (vii) to evidence the assignment of the CVR Agreement by Parent, and (viii) any other amendment that would provide any additional rights or benefits to the CVR holders or that does not adversely affect the legal rights under the CVR Agreement of any CVR holder. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than thirty-four percent (34%) of the outstanding CVRs.

Parent has agreed to use, and to cause each applicable affiliates and their respective licensees and sublicensees with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity of a distributor) to use, Diligent Efforts to achieve the milestones, and neither Parent nor its affiliates will act in bad faith for the purpose of avoiding achievement of any milestone. For purposes of the CVR Agreement, “Diligent Efforts” means, with respect to the Product, using such efforts and resources normally used by persons in the pharmaceutical business similar in size and resources to Parent, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling), other product candidates, the competitiveness of alternative products in the marketplace or under development, the regulatory environment and the expected profitability of the applicable product (including development costs, pricing and reimbursement, cost of goods and all other costs associated with the applicable product (including direct regulatory required support and medical affairs costs (REMS), direct intellectual property defense costs, and direct distribution and logistics costs), but excluding payments under the CVR Agreement), and relevant commercial, financial, technical, legal, scientific and/or medical factors. For clarity, “Diligent Efforts” does not mean that Parent guarantees that it will actually achieve any milestone, whether at all or by a specific date.

See Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement” of this Offer to Purchase.

Is it possible that no payments will be payable to holders of CVRs?

Yes. If none of the milestones above are achieved, no payment will become payable to holders of the CVRs. It is possible that none of the milestones will be achieved, in which case you will receive only the Closing Amount for your Shares and no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs.

May I transfer my CVRs?

The CVRs will not be transferable except (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (v) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company (“DTC”).

See Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase.

Are there other material terms of the CVRs?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Mallinckrodt, Parent, Purchaser, Ocera or any of their affiliates. Except as expressly set forth in the CVR Agreement, no interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

See Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Purchaser, Ocera and, for limited purposes, Mallinckrodt have entered into an Agreement and Plan of Merger, dated as of November 1, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ocera (the “Merger”) as soon as practicable without a vote of the stockholders of Ocera in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Ocera continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding options, restricted stock units and warrants is approximately $42 million, plus related fees and expenses. In addition, Purchaser estimates that it would need approximately an additional $75 million to pay the maximum aggregate amount that holders of the CVRs and certain stock options would be entitled to in the event that all milestones are timely achieved. Mallinckrodt and Parent will provide the Purchaser with sufficient funds to make such payments. Mallinckrodt expects to fund such cash requirements from its available cash on hand and other liquid resources.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•	Mallinckrodt (i) guarantees the payment of the Closing Amount, the amounts required to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs and (ii) has, alone or together with one or more of its affiliates, sufficient funds, and will arrange for Parent and Purchaser to have funds, to make such payments.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depository (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without Ocera’s consent, to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement or on or before 5:00 P.M., Eastern Time, on May 1, 2018, which is the date that is six (6) months after the date of the Merger Agreement (the “Outside Date”). Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline (as defined below) without the prior written consent of Ocera.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) has not been satisfied or waived (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the Nasdaq applicable to the Offer; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Ocera, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in compliance with Section 7.1 thereof and (y) the Outside Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Ocera. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Ocera. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, which is the depository and paying agent for the Offer (the “Depository”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	there are validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights and securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication and excluding stock options and warrants that are cancelled in connection with the Merger) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” under Section 251(h)(6)(f) of the DGCL are excluded);

•	the accuracy of the representations and warranties made by Ocera in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance by Ocera in all material respects of all obligations required to be performed by it under the Merger Agreement (the “Covenants Condition”);

•	since the date of the Merger Agreement, there has not occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”);

•	Parent has received a certificate signed by an executive officer of the Company confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied;

•	no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, is in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger (the “Governmental Impediment Condition”); and

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, Ocera’s prior written approval is required for Parent or Purchaser to (A) decrease the Closing Amount, (B) amend the terms of the CVR or the CVR Agreement, (C) change the form of consideration payable in the Offer, (D) decrease the maximum number of Shares sought to be purchased in the

Offer, (E) impose conditions or requirements on the Offer in addition to the Offer Conditions, (F) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition, (G) amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (H) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case except as required or permitted by the terms of the Merger Agreement.

See Section 15 — “Conditions of the Offer.”

Have any Ocera stockholders entered into agreements with Parent, Purchaser or their affiliates requiring them to tender their Shares pursuant to the Offer?

Yes. In connection with the execution of the Merger Agreement, each director and executive officer of Ocera, and certain funds affiliated with Domain Associates (collectively, the “Supporting Stockholders”) have each entered into a Tender and Support Agreement, dated as of November 1, 2017, with Parent and Purchaser (each, a “Support Agreement” and together, the “Support Agreements”). Subject to the terms and conditions of the Support Agreements, each of the Supporting Stockholders agrees, among other things, subject to certain exceptions, to tender his, her or its Shares (including any Shares acquired upon the exercise of an option to purchase a Share granted under a Company Stock Plan (a “Company Stock Option”), pursuant to the Offer, which Shares represent in the aggregate approximately 12.7% of Ocera’s total outstanding Shares as of October 31, 2017, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreements.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depository or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depository before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depository within two (2) Nasdaq trading days. For the tender to be valid, however, the Depository must receive the missing items within that two (2) trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after January 8, 2018, which is the 60th day after the date of the commencement of the Offer, unless Purchaser has accepted for payment the Shares validly tendered in the Offer prior to that date.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depository while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Ocera board of directors think of the Offer?

The board of directors of Ocera (which we refer to as the “Ocera Board”), among other things, has unanimously (i) declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including those contemplated by the CVR Agreement, to be fair to and in the best interests of Ocera and its stockholders, (ii) approved the Merger Agreement, the CVR Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iv) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (v) resolved to recommend that Ocera’s stockholders accept the Offer and tender their Shares into the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Ocera.” A more complete description of the reasons for the Ocera Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Ocera stockholders together with this Offer to Purchase.

If the Offer is completed, will Ocera continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which Ocera, the Surviving Corporation in the Merger, will be a wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire a majority of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Ocera pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Ocera (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Ocera — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 1, 2017, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $1.00. On November 8, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $1.70. The Closing Amount represents an approximately 52% premium over the November 1, 2017 closing stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Ocera will not establish a record date for, declare, set aside or pay any dividend or make any other distributions (whether in cash, stock or property) on any shares of any Ocera securities (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders of Ocera will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

At the Effective Time, each Company Stock Option with respect to which the applicable exercise price per Share is less than the Closing Amount (each, an “In the Money Company Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised during the Option Exercise Period, shall be cancelled at the Effective Time in exchange for the right of the holder of such In the Money Company Stock Option to receive, for each Share underlying such In the Money Company Stock Option, (i) an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one CVR.

At the Effective Time, each Company Stock Option other than an In the Money Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised during the Option Exercise Period (each, an “Out of the Money Company Stock Option”), shall be cancelled at the Effective Time and converted into the right to receive one or more cash payments, if any, from Parent with respect to each Share subject to the Out of the Money Company Stock Option upon each Milestone Payment Date (as defined below) in an amount, without interest and subject to deduction for any required withholding Tax, equal to (i) the amount by which the Per Share Value Paid (which means, as of any Milestone Payment Date, the sum of (a) the Closing Amount, (b) the applicable per share Milestone Payments previously paid in respect of any earlier Milestone Payment Dates (if any) and (c) the applicable per share Milestone Payment to be paid at such Milestone Payment Date) exceeds the exercise price payable per Share subject to such Out of the Money Company Stock Option, less (ii) the amount of all payments previously paid with respect to such Out of the Money Company Stock Option. Notwithstanding the foregoing, any Out of the Money Company Stock Options with an exercise price payable per Share equal to or greater than $4.10 shall be cancelled at the Effective Time without any consideration payable therefor.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Other Equity-Based Awards.”

What will happen to my restricted stock units in the Offer?

At the Effective Time, each restricted stock unit granted under the Company Stock Plan (“RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted at the Effective Time into the right of the holder of such RSU to receive, for each Share underlying such RSU, (i) an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the Closing Amount, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one CVR.

What will happen to my warrants in the Offer?

Within ten (10) business days following the date of the Merger Agreement, each holder of an outstanding Company warrant (“Company Warrant”) shall be provided with written notice that such holder shall, during the period beginning on the date of such notice and ending on the business day preceding the Closing Date (the “Warrant Exercise Period”), have the right to exercise such Company Warrant, with such exercise conditioned on the occurrence of the Effective Time. At the Effective Time, each Company Warrant that is outstanding immediately prior to the Effective Time and not exercised during the Warrant Exercise Period shall be cancelled at the Effective Time in exchange for the right of the holder of such Company Warrant to receive, for each Share underlying such Company Warrant, (i) an amount in cash, without interest and subject to deduction for any required withholding tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one CVR; provided, however, that any such Company Warrant with respect to which the applicable exercise price per Share is greater than the Closing Amount shall be cancelled in exchange for no Merger Consideration.

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a stockholder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. Toll-Free at (800) 341-6292 or call collect at (212) 269-5550. D.F. King is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Ocera Therapeutics, Inc.:

MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a wholly-owned subsidiary of Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), is offering to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Ocera Therapeutics, Inc., a Delaware corporation (the “Company” or “Ocera”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, Ocera and, for limited purposes, Mallinckrodt. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ocera (the “Merger”) as soon as practicable without a vote of the stockholders of Ocera in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Ocera continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly-owned subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”) (other than Shares held (i) in the treasury of Ocera or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive, subject to any required tax withholdings, (a) $1.52 per Share in cash (the “Closing Amount”), plus (b) one CVR per Share (together with the Closing Amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), which represents the contractual right to receive one or more payments in cash, contingent upon the achievement of certain milestones as described below (the “Contingent Consideration”), in each case without any interest (subject to limited exceptions specified in the CVR Agreement) thereon and subject to any required tax withholdings. The Contingent Consideration is payable under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), and, for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the “Offer Acceptance Time”).

The potential aggregate payments to the holders of all CVRs issuable under the Merger Agreement (which includes CVRs issuable to holders of certain stock options, warrants and restricted stock units of Ocera) and holders of certain Ocera stock options whose holders may be entitled to receive payments concurrently with the holders of CVRs equals $75 million, subject to reduction, under certain circumstances, to the extent Ocera’s cash and cash equivalents on hand are not sufficient to pay and fully discharge all of its transaction expenses and indebtedness at closing or December 31, 2017, whichever occurs earlier. Each payment is conditioned upon the achievement of the applicable milestones and calculated as follows (each such aggregate milestone payment, as may be adjusted, a “Milestone Payment”): (i) Parent will be obligated to pay an aggregate amount equal to $10 million upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of a product containing as an active pharmaceutical ingredient L-ornithine phenylacetate, a combination of L-ornithine and phenylacetate, or a derivative of such ingredients (any such product, the “Product”) by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product, (ii) Parent will be obligated to pay an aggregate amount equal to $15 million upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product, and (iii) Parent will be obligated to pay an aggregate amount equal to $50 million upon the first occurrence of the achievement of cumulative Product sales (gross amount invoiced for sales of the Product, less certain permitted deductions) in excess of $500 million by Parent, its affiliates and their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereof). The amount payable per CVR (including CVRs issued to holders of certain stock options, warrants and restricted stock units) is calculated by taking into account the exercise prices of certain Ocera stock options and the number of shares underlying such options, whose holders may be entitled to receive payments concurrently with the holders of CVRs. Based on the current capitalization information of Ocera provided to Parent by Ocera, the maximum aggregate payment per CVR is currently estimated to be $2.58. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

Tendering stockholders who are record owners of their Shares and who tender directly to Continental Stock Transfer & Trust Company, the depository for the Offer (the “Depository”), will not be obligated to pay brokerage fees or commissions with respect to the purchase of Shares by Purchaser pursuant to the Offer, other than transfer taxes, if any, due with respect to the sale of the Shares. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the satisfaction of (i) the Minimum Condition (as described below) and (ii) Governmental Impediment Condition.

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on December 8, 2017 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Ocera would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication and excluding stock options and warrants that are cancelled in connection with the Merger). The Governmental Impediment Condition requires that there be no judgment or law issued by any court or other governmental body of competent jurisdiction or other legal prohibition in effect prohibiting or making illegal the consummation of the Offer or the Merger.

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The board of directors of Ocera (the “Ocera Board”), among other things, has unanimously (i) declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, including those contemplated by the CVR Agreement, to be fair to and in the best interests of Ocera and its stockholders, (ii) approved the Merger Agreement, the CVR Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iv) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (v) resolved to recommend that Ocera’s stockholders accept the Offer and tender their Shares into the Offer.

A more complete description of the Ocera Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the

Solicitation/Recommendation Statement on Schedule 14D-9 of Ocera (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer, together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Ocera has advised Parent that, as of October 31, 2017, (i) 26,514,134 Shares were issued and outstanding, (ii) 3,549,358 Shares were subject to issuance pursuant to Company stock options with a weighted average exercise price of $4.49 per Share (of which 1,145,779 Shares subject to issuance pursuant to Company Stock Options will be cancelled prior to or in connection with the Merger for no consideration and of which 1,196,628 Shares subject to issuance pursuant to Company Stock Options are or will be vested and exercisable prior to or at the time of the expiration of the Offer), (iii) 1,140,000 Shares were subject to issuance pursuant to RSUs and (iv) 863,686 Shares were issuable upon exercise of the warrants for the purchase of Shares pursuant to certain warrant agreements with a weighted average exercise price of $7.43 per Share (of which 716,584 Shares subject to issuance upon exercise of the warrants for the purchase of Shares pursuant to certain warrant agreements will be cancelled in connection with the Merger for no consideration). Based upon the foregoing, the Minimum Condition would be satisfied if at least 13,928,933 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Condition will depend upon the actual number of then outstanding Shares, Company Stock Options and warrants at the time of the expiration of the Offer.

In connection with the execution of the Merger Agreement, each director and executive officer of Ocera, and certain funds affiliated with Domain Associates (collectively, the “Supporting Stockholders”) have each entered into a Tender and Support Agreement, dated as of November 1, 2017, with Parent and Purchaser (each, a “Support Agreement” and together, the “Support Agreements”). Subject to the terms and conditions of the Support Agreements, each of the Supporting Stockholders agrees, among other things, subject to certain exceptions, to tender his, her or its Shares (including any Shares acquired upon the exercise of Company stock options), pursuant to the Offer, which Shares represent in the aggregate approximately 12.7% of Ocera’s total outstanding Shares as of October 31, 2017, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.

Under the Merger Agreement, the board of directors and officers of Purchaser immediately prior to the Effective Time will be the members of the board of directors and officers, respectively, of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors have been duly elected and qualified.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Ocera.

Certain U.S. federal income tax considerations of the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Ocera will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur promptly after the Expiration Date (the “Offer Closing”). The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.” The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) has not been satisfied or waived (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the Nasdaq applicable to the Offer; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Ocera, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in compliance with Section 7.1 thereof and (y) the Outside Date (as defined below) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Ocera. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Ocera.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, Ocera’s prior written approval is required for Parent or Purchaser to (A) decrease the Closing Amount, (B) amend the terms of the CVR or the CVR Agreement, (C) change the form of consideration payable in the Offer, (D) decrease the maximum number of Shares sought to be purchased in the Offer, (E) impose conditions or requirements on the Offer in addition to the Offer Conditions, (F) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition, (G) amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (H) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case except as required or permitted by the terms of the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Ocera pursuant to Section 251(h) of the DGCL.

Ocera has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Ocera and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depository of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 —

“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depository and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depository of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amounts for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Except as expressly set forth in the CVR Agreement, under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depository at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depository, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depository will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the

Depository’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depository.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depository by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depository (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depository’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depository within two (2) Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depository and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depository prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depository of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depository’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depository (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, Mallinckrodt, the Depository, D.F. King & Co., Inc., as the information agent for the tender offer (the “Information Agent”), or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Closing Amounts paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. A U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will not be subject to backup withholding if (i) the U.S. Holder (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depository); or (B) otherwise establishes to the satisfaction of the Depository that such U.S. Holder is exempt from backup withholding tax and (ii) with respect to payments on the CVRs, provides the Rights Agent with a certification described in clause (i)(A) of this sentence or otherwise establishes an exemption from backup withholding tax.

A Non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the Non-U.S. Holder certifies to the applicable withholding agents its exempt status by providing a properly completed and executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8). Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a stockholder generally will be allowed as a refund or credit against such stockholder’s U.S. federal income tax liability, provided that such stockholder timely and properly furnishes the required information to the Internal Revenue Service (the “IRS”).

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 8, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depository at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge the determination in a court of competent jurisdiction. None of Purchaser, Parent, Mallinckrodt, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Considerations.

The following is a summary of certain (1) U.S. federal income tax considerations relating to the Offer and the Merger that may be relevant to Holders (as defined below) whose Shares are exchanged for cash and CVRs in the Offer or Merger and (2) U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) of Shares who properly perfect appraisal rights. This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder (the “Regulations”) and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that have ever owned (or have been deemed to own) 5% or more of the outstanding Shares, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options, restricted stock units or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal non-income or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable Regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer and Merger, and the perfection of appraisal rights, as applicable, generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer and Merger, and the perfection of appraisal rights, as applicable.

No ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders.

Receipt of Cash and CVRs. The receipt of cash and CVRs by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger, as the case may be. The receipt of the CVRs as part of the Offer or Merger consideration might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes.

Pursuant to Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an open transaction for purposes of determining gain or loss. These Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of a CVR.

Treatment as Open Transaction.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as consideration received for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. As such, a U.S. Holder would generally recognize capital gains upon consummation of the Merger if, and to the extent, the Closing Amount received exceeds such U.S. Holder’s basis in the Shares surrendered with respect thereto.

The U.S. Holder would then take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of any payments made more than one year after the Merger would be treated as interest income under Section 483 of the Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Shares.

Payments of cash pursuant to the CVRs, not treated as imputed interest, will generally result in gain to the U.S. Holder if, and to the extent, such amounts (plus the Closing Amounts) exceed the U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder may recognize loss if the amounts received do not equal or exceed the U.S. Holder’s adjusted basis in the Shares, although it is possible that such Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such Holder’s abandonment of the Holder’s CVRs. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. A U.S. Holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such Holder’s regular method of accounting for U.S. federal income tax purposes.

Treatment as Closed Transaction.

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, then a U.S. Holder of Shares generally would recognize capital gain or loss, taking into account the “reasonably ascertainable” fair market value of the CVR determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized. It is possible that the trading value of Ocera’s common stock would be considered along with other factors in determining whether the value of the CVR is reasonably ascertainable. A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be.

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described above under “Treatment as Open Transaction”).

Medicare Tax.

Certain U.S. Holders that are individuals, estates or trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include payments made to a U.S. Holder of Shares upon such U.S. Holder’s exchange of Shares pursuant to the Offer or the Merger. We urge you to consult your tax advisor with respect to the application of this tax with respect to the exchange of Shares pursuant to the Offer or the Merger.

Perfection of Appraisal Rights.

The above discussion does not apply to U.S. Holders of Shares who properly perfect appraisal rights. Generally, a U.S. Holder of Shares who perfects appraisal rights with respect to such U.S. Holder’s Shares will recognize capital gain or loss equal to the difference between such U.S. Holder’s tax basis in those Shares and the amount of cash paid in exchange for those Shares, except that a portion of the cash paid may be taxable as interest.

Non-U.S. Holders.

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, any portion of a payment made to a Non-U.S. Holder with respect to a CVR that is treated as imputed interest (as discussed above under “Treatment as Open Transaction”) may be subject to withholding at a rate of 30% (or lower applicable treaty rate), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E) to the applicable withholding agents.

FATCA.

In certain circumstances, the Foreign Account Tax Compliance Act provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”) imposes a withholding tax of 30% on certain U.S.-source interest and other income, and, after December 31, 2018, on the gross proceeds of a disposition of property of a type that can produce certain U.S.-source interest or other income, held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Shares or CVRs are held will affect the determination of whether such withholding is required. Similarly, certain U.S. source interest and other income payable and, after December 31, 2018, gross proceeds from the disposition of property of a type that can produce certain U.S.-source interest or other income held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payor generally will be required to provide to the IRS. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the receipt of payments pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger, and such payments, including payments of the Closing Amounts and with respect to a CVR, may be subject to backup withholding. A U.S. Holder will not be subject to backup withholding if such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding tax. Certain U.S. Holders (including corporations) generally are not subject to backup withholding if such U.S. Holders provide the appropriate documentation to establish an exemption.

The information reporting and backup withholding rules that apply to payments to a U.S. Holder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing a properly completed and executed IRS Form W-8BEN, W-8BEN-E, or other applicable W-8) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect only the cash amounts paid to the U.S. Holder on the Offer or the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger, as applicable. In addition, any IRS Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of the such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

Tax Reform

On November 2, 2017, the Tax Cuts and Jobs Act (H.R. 1) was introduced as a bill by the Chairman of the House Ways and Means Committee (the “Tax Reform Bill”). The Tax Reform Bill would make significant changes to the United States income tax rules applicable to individuals and entities, including corporations, both domestic and foreign. Whether the Tax Reform Bill as introduced or as subsequently amended will be enacted into law and the scope of any changes or their effect on the tax treatment described herein is uncertain.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER OR THE OWNERSHIP OF CVRS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the Nasdaq Capital Market under the symbol “OCRX.” Ocera has advised Parent that, as of October 31, 2017, (i) 26,514,134 Shares were issued and outstanding, (ii) 3,549,358 Shares were subject to issuance pursuant to Company Stock Options with a weighted average exercise price of $4.49 per Share (of which 1,145,779 Shares subject to issuance pursuant to Company Stock Options will be cancelled prior to or in connection with the Merger for no consideration and of which 1,196,628 Shares subject to issuance pursuant to Company Stock Options are or will be vested and exercisable prior to or at the time of the expiration of the Offer), (iii) 1,140,000 Shares were subject to issuance pursuant to RSUs and (iv) 863,686 Shares were issuable upon exercise of the warrants for the purchase of Shares pursuant to certain warrant agreements with a weighted average exercise price of $7.43 per Share (of which 716,584 Shares subject to issuance upon exercise of the warrants for the purchase of Shares pursuant to certain warrant agreements will be cancelled in connection with the Merger for no consideration). Based upon the foregoing, the Minimum Condition would be satisfied if at least 13,928,933 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number of Shares that are required to be tendered to satisfy the Minimum Condition will depend upon the actual number of then outstanding Shares, Company Stock Options and warrants at the time of the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low sales prices per Share for each quarterly period, as reported on Nasdaq. Ocera has never declared any cash dividends on its Shares.

	High	Low
Year Ended December 31, 2015
First Quarter	$7.50	$4.18
Second Quarter	4.86	3.30
Third Quarter	4.80	2.88
Fourth Quarter	4.57	2.82
Year Ended December 31, 2016
First Quarter	$3.90	$2.00
Second Quarter	3.27	1.76
Third Quarter	2.99	1.84
Fourth Quarter	3.15	1.90
Year Ending December 31, 2017
First Quarter	$2.35	$0.52
Second Quarter	1.62	0.93
Third Quarter	1.32	0.89
Fourth Quarter (through November 8, 2017)	1.78	0.95

On November 1, 2017, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $1.00. On November 8, 2017, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $1.70. The Closing Amount represents an approximately 52% premium over the November 1, 2017 closing stock price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Ocera will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any Ocera securities (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Ocera.

Except as specifically set forth herein, the information concerning Ocera contained in this Offer to Purchase has been taken from or is based upon information furnished by Ocera or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Ocera’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Ocera, whether furnished by Ocera or contained in such documents and records, or for any failure by Ocera to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Ocera’s principal corporate offices are located at 525 University Avenue, Suite 610, Palo Alto, CA 94301 and its telephone number is (650) 475-0158. Ocera was incorporated in Delaware in 2004. The following description of Ocera and its business has been taken from Ocera’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2017 and is qualified in its entirety by reference to such Form 10-Q.

Ocera is a clinical stage biopharmaceutical company targeting acute and clinical orphan liver disease. Ocera’s initial focus is on the development and commercialization of OCR-002 (ornithine phenylacetate) in both intravenous and oral formulations for the treatment and prevention of hepatic encephalopathy (“HE”). HE is a serious complication of liver cirrhosis, or liver failure, marked by mental changes including confusion, impaired motor skills, disorientation in time and space, and, in its more severe form, stupor, coma and even death.

OCR-002 is a novel molecule, ornithine, phenylacetate, which functions as an ammonia scavenger and which Ocera believes is the only direct ammonia scavenger currently in clinical development for the treatment and prevention of HE. OCR-002 has been granted orphan drug designation and Fast Track status by the Food and Drug Administration for the treatment of hyperammonemia and resultant HE in patients with acute liver failure and acute-on-chronic liver disease. Orphan drug designation is given to a drug candidate intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States. OCR-002 has also been granted orphan drug designation in the European Union for the treatment of acute liver failure. Fast Track designation is available for certain new drug products if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation does not change the standards for approval but may expedite the development or approval process.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Ocera is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Ocera’s directors and officers, their remuneration, stock options granted to them, the principal holders of Ocera’s securities, any material interests of such persons in transactions with Ocera and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 25, 2017. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Ocera, that file electronically with the SEC.

Ocera Financial Projections. Ocera provided Mallinckrodt with a subset of the financial information contained in the management projections provided to its Board of Directors. Such financial projections are described in Ocera’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Ocera stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Mallinckrodt, Parent and Purchaser.

Mallinckrodt is a public limited company incorporated in Ireland and the indirect parent of Parent. Mallinckrodt’s principal executive offices are located at 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom. The telephone number of Mallinckrodt is +44 017 8463 6700. Mallinckrodt is a global business that develops, manufactures, markets and distributes specialty pharmaceutical products and therapies. Areas of focus include autoimmune and rare diseases in specialty areas like neurology, rheumatology, nephrology, pulmonology and ophthalmology; immunotherapy and neonatal respiratory critical care therapies; and analgesics and hemostasis products. The company’s core strengths include the acquisition and management of highly regulated raw materials and specialized chemistry, formulation and manufacturing capabilities. The company’s Specialty Brands segment includes branded medicines and its Specialty Generics segment includes specialty generic drugs, active pharmaceutical ingredients and external manufacturing.

Parent is a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt. Parent was formed on October 31, 2017, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Parent has no assets or liabilities other than the shares of the Purchaser and contractual rights and obligations related to the Merger Agreement. Until the consummation of the Merger, it is not anticipated that Parent will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a Delaware corporation formed on October 26, 2017, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Ocera will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent.

The principal executive offices for both Parent and Purchaser are located at 675 McDonnell Blvd., Hazelwood, Missouri 63042. The telephone number for both Parent and Purchaser is (314) 654-2000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors, or managers in the case of Parent, and executive officers of Mallinckrodt, Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Mallinckrodt, Parent or Purchaser or, to the best knowledge of Mallinckrodt, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of the date hereof, Melvin D. Booth, a director of Mallinckrodt, beneficially owns 162 Shares, representing approximately 0.0001% of the issued and outstanding Shares.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Mallinckrodt, Parent or Purchaser or, to the best knowledge of Mallinckrodt, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Mallinckrodt, Parent or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Mallinckrodt, Parent or Purchaser or, to the best knowledge of Mallinckrodt, Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Mallinckrodt, Parent or Purchaser or, to the best knowledge of Mallinckrodt, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Ocera (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Mallinckrodt, Parent or Purchaser or, to the best knowledge of Mallinckrodt, Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Ocera or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Mallinckrodt, Parent, or Purchaser or any of their subsidiaries, or, to the best knowledge of Mallinckrodt, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Ocera or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Mallinckrodt with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Mallinckrodt has filed electronically with the SEC.

9.	Source and Amount of Funds.

Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding options, restricted stock units and warrants is approximately $42 million, plus related fees and expenses. In addition, Purchaser estimates that it would need approximately an additional $75 million to pay the maximum aggregate amount that holders of the CVRs and certain stock options would be entitled to in the event that all milestones are timely achieved. Mallinckrodt and Parent will provide the Purchaser with sufficient funds to make such payments. Mallinckrodt expects to fund such cash requirements from its available cash on hand and other liquid resources.

Purchaser does not believe its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•	Mallinckrodt (i) guarantees the payment of the Closing Amount, the amounts required to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs and (ii) has, alone or together with one or more of its affiliates, sufficient funds, and will arrange for Parent and Purchaser to have funds, to make such payments.

10.	Background of the Offer; Past Contacts or Negotiations with Ocera.

The following is a description of material contacts between representatives of Mallinckrodt, Parent or Purchaser with representatives of Ocera that resulted in the execution of the Merger Agreement. For a review of Ocera’s additional activities, please refer to Ocera’s Schedule 14D-9 that will be filed with the SEC and mailed to all Ocera stockholders. The information set forth below regarding Ocera not involving Parent, Purchaser or

Mallinckrodt was provided by Ocera, and none of Parent, Purchaser, Mallinckrodt or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser, Mallinckrodt or any of their affiliates or representatives participated.

The board of directors of Mallinckrodt (the “Mallinckrodt Board”), together with its senior management, regularly evaluates business development opportunities, including licensing, collaboration and strategic acquisitions. Through its senior management and other employees focused on business development, Mallinckrodt routinely engages in informal discussions with participants in the pharmaceutical industry. For approximately one year, Ocera has been included as one of the many potential opportunities considered by this team and monitored on a regular basis.

On January 9, 2017, representatives of Mallinckrodt first connected in person with representatives of Ocera at the JPM Healthcare Conference, after which Mallinckrodt began a more in depth assessment of the potential benefits and risks of a potential acquisition of Ocera. As a result of further interest in Ocera developed out of this assessment, on January 20, 2017, Mallinckrodt LLC and Ocera entered into a formal confidentiality agreement in order to allow representatives of Mallinckrodt to begin a due diligence review of Ocera for the purpose of an acquisition of Ocera and its development asset OCR-002.

On January 30, 2017, Ocera issued a press release and held a conference call announcing the results of its Phase 2b STOP-HE clinical trial, which evaluated the safety and efficacy of the IV formulation of OCR-002 in resolving neurocognitive symptoms of acute hepatic encephalopathy (“HE”) in hospitalized patients with elevated ammonia. Among other results, the primary endpoint (time to improvement in HE symptoms) and one of the secondary endpoints (median time to complete response in HE) did not achieve statistical significance. In addition, the trial achieved statistical significance on a pre-specified endpoint, ammonia lowering (a biochemical measure potentially correlated with clinical improvement). Following the announcement, Ocera’s stock price fell significantly, to a low closing price of $0.52 per share on February 7, 2017.

During the period of January through May 2017, Mallinckrodt conducted diligence on Ocera by reviewing online data room materials and holding diligence calls with Ocera, among other things, including with respect to Ocera’s clinical trial results and post hoc analysis thereof, pursuant to the previously executed confidentiality agreement.

On May 22, 2017, Mallinckrodt delivered to Ocera a preliminary non-binding letter of intent for an acquisition of Ocera. The proposal included a cash payment $55 million upfront with a total potential consideration of $250 million to $300 million, with the contingent consideration to be paid upon the occurrence of certain unspecified clinical and regulatory milestones with respect to the intravenous and oral formulations of OCR-002. This preliminary non-binding letter of intent was subject to completion of due diligence, requested 45 days of exclusivity and asked for a response by early June 2017.

On May 25, 2017, MTS Health Partners, L.P. (collectively with its affiliate MTS Securities LLC, “MTS”), the financial advisor to Ocera, advised Mallinckrodt that (i) Ocera was not prepared to grant exclusivity, (ii) the upfront consideration needed to be higher and (iii) additional detail was needed to clarify how and when the contingent payments would become due and payable.

In June 2017, Mallinckrodt continued its due diligence investigation of Ocera, which included an in-person due diligence meeting relating to clinical results.

On June 30, 2017, Mallinckrodt delivered to Ocera a revised non-binding letter of intent for an acquisition of Ocera. The updated proposal included a $57 million upfront cash payment with a total potential cash consideration of $604 million. Of the contingent consideration, (i) $10 million would be payable upon satisfaction of a development milestone, (ii) up to an aggregate of $217 million would be payable upon regulatory approvals of OCR-002 for specific indications in the United States and Europe and (iii) up to an aggregate of $320 million would be payable upon the satisfaction of annual commercial sales milestones. Mallinckrodt’s revised non-binding letter of intent was subject to completion of due diligence and a condition that Ocera was expected to have a minimum cash balance of $3 million assuming a closing by September 30, 2017. Mallinckrodt requested 45 days of exclusivity and asked for a response by July 14, 2017.

On July 5, 2017, MTS delivered a bid process letter to Mallinckrodt, requesting Mallinckrodt to submit an updated proposal by July 14, 2017.

On July 14, 2017, Mallinckrodt delivered to Ocera a revised non-binding letter of intent for an acquisition of Ocera. The updated proposal included a $65 million upfront cash payment with a total potential cash consideration of $532 million. Of the contingent consideration, (i) up to an aggregate of $217 million would be payable following receipt of certain regulatory approvals of OCR-002 for specific indications in the United States and Europe and (ii) up to an aggregate of $250 million would be payable upon the satisfaction of annual commercial sales milestones. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million assuming a closing by September 30, 2017. Mallinckrodt requested 45 days of exclusivity and asked for a response by the end of July 2017.

On July 19, 2017, MTS advised Mallinckrodt that Ocera would move expeditiously to execute and consummate the transaction if Mallinckrodt agreed to satisfactory terms, including an additional $10 million in upfront consideration and another commercial sales milestone ($10 million in cash upon $100 million in net sales of OCR-002). In response, Mallinckrodt indicated to Ocera that Mallinckrodt would need additional time to respond in order to conduct more due diligence, including diligence related to Ocera’s pharmacokinetic/pharmacodynamic modeling study of OCR-002 (the “pK/pD Study”) and Mallinckrodt’s level of confidence that it will be possible to take OCR-002 directly into a Phase 3 clinical trial without the need to conduct one or more additional dose-ranging clinical trials.

On July 21, 2017, Mallinckrodt received from Ocera drafts of the merger agreement and CVR agreement, consistent with the terms set forth in Mallinckrodt’s July 14, 2017 proposal. The draft merger agreement contemplated, among other things, a one-step merger transaction, without a tender offer component, and a company termination fee equal to 2.0% of aggregate upfront consideration. The form of CVR agreement set forth the material terms included in Mallinckrodt’s July 14, 2017 proposal.

On August 5, 2017, Bryan Cave LLP (“Bryan Cave”), Mallinckrodt’s legal advisor, sent a summary issues list related to Ocera’s initial draft of the merger agreement to Goodwin Procter LLP (“Goodwin”), Ocera’s legal advisor.

From August 9, 2017 through August 14, 2017, Mallinckrodt continued its due diligence of Ocera, including through a number of calls between members of the respective management teams.

On August 25, 2017, Mallinckrodt submitted a revised letter of intent to Ocera with a significant reduction in deal economics. The updated proposal included a $45 million upfront payment without any potential contingent consideration. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million assuming a closing by September 30, 2017. Mallinckrodt indicated to Ocera and MTS that the reduction was a result of Mallinckrodt’s then current belief, based in part on the results of the pK/pD Study, that the IV formulation of OCR-002 would require another Phase 2 clinical trial to establish the optimal dose before the program could advance to Phase 3 clinical trials.

From August 28, 2017 through September 4, 2017, MTS requested that Mallinckrodt submit its “best and final” offer, including revised versions of the July 21, 2017 drafts of the merger agreement and the CVR agreement, by September 8, 2017.

On September 8, 2017, Mallinckrodt submitted a revised letter of intent to Ocera and markups to the previously provided forms of merger agreement and CVR agreement. The updated proposal included a $40 million cash upfront payment with up to $15 million in contingent consideration, payable upon certain developmental milestones related to initiation of Phase 3 clinical trials of OCR-002. In particular, (i) $5 million would be payable if (A) the FDA confirmed that only one Phase 3 clinical trial would need to be completed prior to approval of the IV formulation of OCR-002 and (B) such trial were initiated by the end of 2018 and (ii) $10 million would be payable upon the initiation of a Phase 3 clinical trial for the oral formulation of OCR-002 by the end of 2020. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million at closing, subject to certain assumptions and conditions.

On September 13, 2017, MTS communicated to Mallinckrodt that Ocera had entered into exclusivity with another party.

On October 3, 2017, Mallinckrodt was contacted by MTS informing Mallinckrodt of the expired exclusivity with another party and requested Mallinckrodt to determine whether it was willing to improve its offer and move expeditiously towards execution and consummation of an acquisition. Mallinckrodt confirmed its continued interest and noted that its clinical diligence was virtually completed.

From October 3 through October 5, 2017, Mallinckrodt discussed with Ocera and MTS the principal terms of a potential transaction, including increasing the upfront consideration, allowing for contingent consideration if Mallinckrodt were able to advance the development of OCR-002 and the level of additional diligence needed by Mallinckrodt.

On October 6, 2017, Mallinckrodt submitted a revised letter of intent to Ocera with significant improvement on the economic and business terms from its September 8, 2017 proposal. The updated proposal included a $42 million upfront cash payment, or $1.52 per share, with up to $75 million in contingent cash consideration, payable upon certain developmental and sales milestones. In particular, (i) $10 million would be payable upon the initiation of a Phase 3 clinical trial for the IV formulation of OCR-002 (and derivatives thereof as described in the CVR Agreement), (ii) $15 million would be payable upon the initiation of a Phase 3 clinical trial for the oral formulation of OCR-002 (and derivatives thereof as described in the CVR Agreement) and (iii) $50 million would be payable on the achievement of $500 million in cumulative net sales of OCR-002 (and derivatives thereof as described in the CVR Agreement) by Mallinckrodt, its affiliates, sublicensees and other parties set forth in the CVR Agreement. Mallinckrodt reiterated that the offer was subject to completion of due diligence and that Ocera was expected to have a minimum cash balance of $3 million at closing, subject to certain assumptions and conditions.

From October 6, 2017 through October 24, 2017, Mallinckrodt performed extensive due diligence on Ocera, including a number of due diligence calls regarding intellectual property, CMC, clinical and regulatory matters, financial matters and supply arrangements.

On October 24, 2017, Mallinckrodt indicated its desire to structure the acquisition as a tender offer followed by a second-step merger pursuant to Section 251(h) of the DGCL in an effort to consummate the acquisition as expeditiously as possible.

From October 24, 2017 through October 31, 2017, Mallinckrodt, Bryan Cave and Mallinckrodt’s accountants and Ocera and its advisors, including MTS and Goodwin, negotiated the definitive terms for the Offer and the Merger, including the Merger Agreement, the CVR Agreement and the Support Agreement (to be executed by all Ocera officers, directors and affiliates thereof) (collectively, the “Transactions”). During the same period, Mallinckrodt continued its due diligence of Ocera. Mallinckrodt and Ocera also agreed upon a “waterfall” model for payment of the consideration under the Merger Agreement and the CVR Agreement.

On October 28, 2017, the duly authorized Portfolio Committee of the Mallinckrodt Board considered the transaction and unanimously approved the Merger Agreement and the transactions contemplated thereby and other related matters, subject to satisfactory resolution of a limited number of open items.

On October 31, 2017, Mallinckrodt and Ocera reached a resolution with respect to the amount of cash Ocera was expected to have at closing and a mechanism for adjusting the contingent consideration if such cash was inadequate to cover Ocera’s indebtedness and transaction expenses, as detailed in the Merger Agreement.

On November 1, 2017, Mallinckrodt, Ocera, Bryan Cave and Goodwin completed negotiations of the definitive documents for the Transactions. Later in the evening on November 1, 2017, following the Ocera Board approval of the Merger Agreement and transactions contemplated thereby, Mallinckrodt, Parent, Purchaser and Ocera executed the Merger Agreement and other definitive documents for the Transactions. On the same date, the Supporting Stockholders, Parent and Purchaser entered into the Support Agreements.

In the morning of November 2, 2017, before the stock market opened for trading, Mallinckrodt and Ocera jointly announced the execution of the definitive agreements for the Transactions.

On November 9, 2017, the Purchaser commenced the Offer. During the Offer, Mallinckrodt intends to have ongoing contacts with Ocera and its directors, officers and stockholders.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Mallinckrodt, Parent, Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding its terms of the Offer and the Merger. It is not intended to provide any other factual information about Mallinckrodt, Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter (the “Company Disclosure Letter”) that was provided by Ocera to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in

Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer shall occur on December 8, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, Ocera’s prior written approval is required for Parent or Purchaser to:

•	decrease the Closing Amount;

•	amend the terms of the CVR or the CVR Agreement;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition;

•	amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such; or

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date,

in each case except as required or permitted by the terms of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•	Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by any law, any interpretation or position of the SEC or its staff or any rules and regulations of the Nasdaq applicable to the Offer; and

•	if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Ocera, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the Outside Date (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without Ocera’s prior written consent. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Ocera.

Purchaser has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.

The CVR Agreement. The Merger Agreement provides that at or prior to the Offer Acceptance Time, Parent, the Rights Agent and Mallinckrodt will execute and deliver the CVR Agreement.

The Merger. The Merger Agreement provides that, following completion of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation in the Merger and a direct wholly-owned subsidiary of Parent.

The closing of the Merger shall take place at 10:00 A.M., Eastern Time, as soon as practicable following the Offer Acceptance Time or, if the condition that there shall be no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued, or law enacted, by any federal, national, supranational, state, provincial, local, foreign or other government, or any governmental, regulatory, self-regulatory or administrative authority, branch, agency, organization or commission, or any court, tribunal, or arbitral or judicial body (including any grand jury) (each, a “Governmental Entity”) of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, which enjoins, prohibits or makes illegal the consummation of the Merger has not been satisfied or waived, then on the first business day on which the condition is satisfied or waived unless another date, time or place is agreed to in writing by Parent and the Company. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger.

The Merger shall have the effects set forth in the Merger Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall continue in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall continue as the debts, liabilities and duties of the Surviving Corporation.

At the Effective Time, and without any further action on the part of the Company or Purchaser or any other person, (i) the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable law and (ii) the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable law.

Board of Directors and Officers. Under the Merger Agreement, the board of directors and officers of Purchaser immediately prior to the Effective Time will be the members of the board of directors and officers, respectively, of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors have been duly elected and qualified.

Conversion of Capital Stock at the Effective Time. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Ocera as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Ocera or Parent, which shall automatically be cancelled and shall cease to exist without consideration; and Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to such Shares) shall be converted automatically into and shall thereafter represent the right to receive the Offer Price (the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration.

Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Treatment of Options and Other Equity-Based Awards. Within ten (10) business days of the date of the Merger Agreement, each holder of an outstanding option (a “Company Stock Option”) to purchase a Share granted under the Company’s 2011 Stock Option and Incentive Plan and the Company’s 2005 Stock Plan (collectively, the “Company Stock Plans”), whether vested or unvested, shall be provided with written notice that such holder shall, during the period beginning on the date of such notice and ending on the business day preceding the Closing Date (the “Option Exercise Period”), have the right to exercise such Company Stock Option, with such exercise conditioned on the occurrence of the Effective Time.

At the Effective Time, each Company Stock Option with respect to which the applicable exercise price per Share is less than the Closing Amount (each, an “In the Money Company Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised during the Option Exercise Period, shall be cancelled at the Effective Time in exchange for the right of the holder of such In the Money Company Stock Option to receive, for each Share underlying such In the Money Company Stock Option, (i) an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one CVR.

At the Effective Time, each Company Stock Option other than an In the Money Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time and not exercised during the Option Exercise Period (each, an “Out of the Money Company Stock Option”), shall be cancelled at the Effective Time and converted into the right to receive one or more cash payments, if any, from Parent with respect to each Share subject to the Out of the Money Company Stock Option upon each Milestone Payment Date (as defined below) in an amount, without interest and subject to deduction for any required withholding Tax, equal to (i) the amount by which the Per Share Value Paid exceeds the exercise price payable per Share subject to such Out of the Money Company Stock Option, less (ii) the amount of all payments previously paid with respect to such Out of the Money Company Stock Option. Notwithstanding the foregoing, any Out of the Money Company Stock Options with an exercise price payable per Share equal to or greater than $4.10 shall be cancelled at the Effective Time without any consideration payable therefor.

At the Effective Time, each restricted stock unit granted under the Company Stock Plan (“RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted at the Effective Time into the right of the holder of such RSU to receive, for each Share underlying such RSU, (i) an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the Closing Amount, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one CVR.

Treatment of Warrants. Within ten (10) business days following the date of the Merger Agreement, each holder of an outstanding Company warrant (“Company Warrant”) shall be provided with written notice that such holder shall, during the period beginning on the date of such notice and ending on the business day preceding the Closing Date (the “Warrant Exercise Period”), have the right to exercise such Company Warrant, with such exercise conditioned on the occurrence of the Effective Time.

At the Effective Time, each Company Warrant, that is outstanding immediately prior to the Effective Time and not exercised during the Warrant Exercise Period shall be cancelled at the Effective Time in exchange for the right of the holder of such Company Warrant to receive, for each Share underlying such Company Warrant, (i) an amount in cash, without interest and subject to deduction for any required withholding Tax, equal to the excess, if any, of the Closing Amount over the applicable exercise price for such Share, with the aggregate amount of such payment rounded down to the nearest cent, and (ii) one CVR; provided, however, that any such Company Warrant with respect to which the applicable exercise price per Share is greater than the Closing Amount shall be cancelled in exchange for no Merger Consideration.

Exchange and Payment. Prior to the Offer Acceptance Time, Parent shall appoint Continental Stock Transfer & Trust Company to act as the Depository for the holders of Shares to receive the aggregate Closing

Amount to which holders of such Shares shall become entitled under the Offer and to act as paying agent for the holders of Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled under the Merger. Promptly after (and in any event no later than the third (3rd) business day after) the Offer Acceptance Time, Parent shall deposit (or cause to be deposited) with the Depository, to be held in trust for the benefit of the holders of the Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled under the Offer, cash in U.S. dollars in an amount sufficient to pay the aggregate Closing Amount payable.

At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent (as defined below), to be held in trust for the benefit of the holders of the Shares to receive the aggregate Closing Amount to which holders of such Shares shall become entitled under the Merger, cash in U.S. dollars in an amount sufficient to pay the aggregate Closing Amount (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”).

Within seven (7) business days after the Effective Time, the Surviving Corporation shall cause Continental Stock Transfer & Trust Company, as paying agent (the “Paying Agent”) to mail to each holder of record of an outstanding certificate that immediately prior to the Effective Time represented outstanding Shares (other than (a) each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Purchaser or any wholly-owned Subsidiary of the Company or Parent immediately prior to the Effective Time and (b) Dissenting Shares (as defined below)) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates held by such person shall pass, only upon proper delivery of the Share Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Share Certificate in exchange for the Merger Consideration payable with respect thereto (including instructions for providing to the Paying Agent required tax documentation, including, as applicable, a properly executed IRS Form W-9 or appropriate IRS Form W-8). Upon surrender of a Share Certificate to the Paying Agent, together with such letter of transmittal and tax documentation, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by Parent or the Paying Agent, the holder of such Share Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Share Certificate (less any required tax withholdings), and the Share Certificate so surrendered shall forthwith be cancelled.

The Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), if any, whose Shares were converted into the right to receive the Merger Consideration, upon receipt of an “agent’s message” and the required tax documentation by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the Merger Consideration for each such Book-Entry Share, and such Book-Entry Shares shall then be canceled.

No interest will be paid to or accrued for the benefit of holders of Share Certificates or Book-Entry Shares on the Merger Consideration payable in respect of such Share Certificates or Book-Entry Shares.

Any portion of the Payment Fund (including any interest received with respect thereto) which remains unclaimed at the one year anniversary of the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation, and thereafter holders of Share Certificates or Book-Entry Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Share Certificates or Book-Entry Shares.

If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Paying Agent, of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation or any of their affiliates with respect to such Share Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Share Certificate the Merger Consideration payable in respect thereof pursuant to the Merger Agreement.

Withholding Rights. Notwithstanding anything in the Merger Agreement to the contrary, Parent, the Surviving Corporation, the Depository, the Paying Agent and the Rights Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of the Merger Agreement such amounts as Parent, the Surviving Corporation, the Depository, the Paying Agent or the Rights Agent are required to deduct and withhold pursuant to any provision of law, including under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Dissenting Shares. Notwithstanding anything in the Merger Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration, without interest. The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands, or agree to do any of the foregoing. Any portion of the aggregate Merger Consideration paid to the Paying Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

Representations and Warranties. The Merger Agreement contains customary representations and warranties made by Ocera that are subject, in some cases, to specific exceptions and qualifications contained in the Merger Agreement, Ocera’s SEC filings, and the matters contained in the Company Disclosure Letter delivered by Ocera to Parent in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	capitalization;

•	subsidiaries;

•	SEC filings and financial statements;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of undisclosed liabilities;

•	absence of certain changes or events in the business of Ocera since December 31, 2016 and through the date of the Merger Agreement;

•	since December 31, 2016 and through the date of the Merger Agreement, the absence of a Material Adverse Effect;

•	absence of litigation;

•	permits and licenses and compliance with laws;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	taxes;

•	material contracts;

•	personal and real property matters;

•	intellectual property;

•	state takeover statutes;

•	brokers’ fees and expenses;

•	opinion of its financial advisors;

•	insurance;

•	regulatory compliance;

•	environmental matters;

•	indebtedness;

•	affiliate transactions;

•	compliance with anti-corruption and anti-bribery laws;

•	clinical supply; and

•	material suppliers.

Some of the representations and warranties in the Merger Agreement made by Ocera are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any changes, effects, events, occurrences, states of facts, or developments that, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, (i) have had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Ocera and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of Ocera to consummate the Offer or the Merger, excluding in the case of clause (i) above any such change, effect, event, occurrence, state of fact, or development to the extent resulting from or arising out of:

•	the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by the Merger Agreement (including any loss of or adverse change in the relationship of Ocera and its subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto);

•	the identity of Parent or any of its affiliates as the acquirer of Ocera;

•	general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein;

•	general conditions affecting the industry in which Ocera and its subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which the Company or its subsidiaries operate, or change therein;

•	any changes or proposed changes after the date of the Merger Agreement in United States generally accepted accounting principles (“GAAP”) (or the enforcement or interpretation thereof);

•	any changes or proposed changes after the date of the Merger Agreement in applicable law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby;

•	the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Purchaser, or as required by the Merger Agreement (but including in this clause any change, effect, event, occurrence, state of facts, or development arising from any actions or omissions required to comply with the conduct of business pending the merger provision only to the extent that such change, effect, event, occurrence, state of facts, or development is the direct result of Parent unreasonably withholding its consent to Ocera’s written request to take any action restricted or prohibited by with the conduct of business pending the merger provision);

•	any stockholder litigation;

•	any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing;

•	the availability or cost of equity, debt or other financing to Parent, Purchaser or the Surviving Corporation; or

•	any failure by Ocera to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by Ocera or any third parties), or any change in the price or trading volume of the Shares (it being understood that the underlying causes of such failures or changes in this clause may be taken into account in determining whether a Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition);

provided that in the case of the third, fourth, fifth, sixth and ninth bullets above, such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on Ocera and its subsidiaries, taken as a whole, as compared to other participants in the industry in which Ocera and its subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

The Merger Agreement also contains customary representations and warranties made by Parent and Purchaser that are subject to specified exceptions and qualifications contained in the Merger Agreement. The representations and warranties of Parent and Purchaser to Ocera under the Merger Agreement, relate to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	ownership and operations of Parent and Purchaser;

•	sufficiency of funds to consummate the Offer and the Merger;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	brokers’ fees and expenses; and

•	absence of litigation.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Ocera has agreed that, between the date of the Merger Agreement and the Effective Time, except as expressly contemplated by the Merger Agreement, as set forth in the Company Disclosure Letter, as required by law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Ocera shall, and shall cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, and (ii) use commercially reasonable efforts to preserve intact in all material respects their business, assets and technology, keep available the services of their officers and employees, maintain in effect all of their material permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) and preserve their relationships and goodwill with those persons having significant business relationships with Ocera or any of its subsidiaries.

Ocera has further agreed that, between the date of the Merger Agreement and the Effective Time, except as expressly contemplated by the Merger Agreement, as set forth in the Company Disclosure Letter, as required by law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Ocera shall not, and shall cause each of its subsidiaries not to:

•	amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

•	issue, deliver, sell, pledge, dispose of or encumber any of its capital stock, ownership interests or other securities, or any options, warrants, convertible securities or other rights to acquire any of its capital stock, ownership interests or other securities, except for (i) the issuance of Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date of the Merger Agreement in accordance with the terms thereof, (ii) the issuance of Shares upon the settlement of RSUs outstanding on the date of the Merger Agreement in accordance with the terms thereof, or (iii) the issuance of shares by a wholly-owned subsidiary of Ocera to Ocera or another wholly-owned subsidiary of Ocera;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a wholly-owned subsidiary of Ocera to Ocera or another wholly-owned subsidiary of Ocera;

•	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of Ocera, other than the acquisition of Shares in connection with a cashless or net exercise of Company Stock Options outstanding on the date of the Merger Agreement or in order to pay taxes in connection with the vesting or exercise of any other equity awards (including Company Stock Options and RSUs) outstanding on the date of the Merger Agreement;

•	(i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory in the ordinary course of business or pursuant to existing contracts; or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory in the ordinary course of business or pursuant to existing contracts;

•

other than in the ordinary course of business, (i) enter into or amend in any material respect any material contract or any contract which if entered into prior to the date of the Merger Agreement would be a material contract, or (ii) terminate, or fail to exercise an expiring renewal option or grant a waiver of a material provision under, any material contract; provided, however if Ocera takes any of the actions set forth in (i) or (ii) in the ordinary course of business, it will provide prompt notice to Parent;

•	make any capital expenditures, individually or in the aggregate, in excess of $50,000;

•	(i) incur, refinance, assume, guarantee or otherwise become liable for any indebtedness, or amend or modify in any material respect or prepay or refinance any indebtedness, (ii) make any loans, advances (other than travel advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than Ocera or any direct or indirect wholly-owned subsidiary of Ocera, or (iii) amend, supplement, modify, cancel, release or assign any material Indebtedness of any person owed to Ocera or any of its subsidiaries;

•	except as expressly required by any Company benefit plan or contract in existence on the date of the Merger Agreement and made available to Ocera, or applicable law, (i) increase the salary, bonus or other compensation or fringe benefits of, or grant any type of compensation or benefits not previously provided to, any director, officer, employee or independent contractor of Ocera or any of its subsidiaries, except in the ordinary course of business consistent with past practice, (ii) grant or pay any severance, change in control, retention or termination pay, or modifications thereto or increases therein, to any director, officer, employee or independent contractor of Ocera or any of its subsidiaries, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers, employees or independent contractors, (iv) enter into any collective bargaining agreement, neutrality agreement or other labor agreement with any labor organization or (v) establish, adopt, enter into or amend in any material respect or terminate any Company benefit plan;

•	make any material change in any accounting principles, except as may be required by law or GAAP or any official interpretations thereof;

•	other than in the ordinary course of business or as required by applicable law, (i) make any material tax election, (ii) enter into any settlement or compromise of any material tax liability, (iii) amend any tax return with respect to any material tax, (iv) change any annual tax accounting period, (v) enter into any closing agreement relating to any material tax, or (vi) surrender any right to claim a material tax refund;

•	adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable law;

•	grant or suffer to exist any lien on any properties or assets, tangible or intangible, of Ocera or any of its subsidiaries, other than certain permitted liens;

•	sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any subsidiary or any material assets, securities, or property except (i) as required pursuant to contracts existing as of the date of the Merger Agreement and in accordance with their terms or (ii) in the ordinary course of business consistent with past practice;

•	settle any action, suit, litigation, proceeding, investigation or proceeding by or before any Governmental Entity, and any other analogous arbitration, mediation or other proceeding (each, an “Action”) against Ocera or any of its subsidiaries, other than settlements of Actions (i) where the amount paid by Ocera or any of its subsidiaries in settlement does not exceed $50,000 individually or in the aggregate, (ii) that do not impose any material restriction on the business of Ocera or any of its subsidiaries, (iii) that provide for a complete release of Ocera and its subsidiaries for all claims and (iv) that do not involve the admission of wrongdoing by Ocera or any of its subsidiaries;

•	waive, release or assign any material rights or material claims or make any material payment, directly or indirectly, of any liability of Ocera or any of its subsidiaries before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

•	sell, transfer or license or sublicense any rights in any intellectual property owned by or licensed to Ocera or any subsidiary of Ocera or, with respect to any intellectual property owned by Ocera or any subsidiary or any patent or pending patent application included in patents licensed by Ocera or its subsidiaries or that Ocera prosecutes or maintains or has the authority to prosecute or maintain, allow or otherwise permit any such intellectual property to become abandoned or otherwise fail to maintain any such intellectual property;

•	(i) acquire any fee interest in real property or (ii) amend, modify or terminate any lease, sublease, license or occupancy agreement under which the Company or any of its subsidiaries leases (as lessee) or occupies real property, or enter into any new lease for any real property;

•	change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices;

•	create any subsidiary of Ocera or any of its subsidiaries;

•	enter into any new line of business, or form or commence the operations of any joint venture;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of Ocera or its subsidiaries;

•	other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies without replacing such policy with substantially comparable coverage; or

•	commit to take any of the actions described in the preceding bullets above.

Unsolicited Proposals. Except as described below, until the earlier to occur of the Effective Time or the termination of the Merger Agreement, Ocera shall not, and Ocera shall cause its subsidiaries not to, and Ocera shall direct and use its reasonable best efforts to cause its representatives and its subsidiaries’ representatives not to, directly or indirectly (other than with respect to Parent and Purchaser):

•	solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•	engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of Ocera or any of its subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal;

•	enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring Ocera to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement;

•	approve, support, adopt or recommend any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

From and after the execution of the Merger Agreement, Ocera shall, and shall cause its subsidiaries to, and shall direct its and its subsidiaries’ representatives to:

•	immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by Ocera, its subsidiaries or their respective representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	terminate access by any third party to any physical or electronic data room or other access to data or information of Ocera, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal; and

•	promptly following the date of the Merger Agreement Ocera shall request that all non-public information previously provided by or on behalf of Ocera or any of its subsidiaries to any such third party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement.

Notwithstanding the above limitations, if Ocera receives a bona fide written Acquisition Proposal from a third party, such Acquisition Proposal did not result from a breach of the no solicitation provisions of the Merger Agreement, and the Ocera Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal (as defined below), then Ocera shall notify Parent in writing of such determination promptly after the Ocera Board makes such determination (and in any event within 24 hours after making such determination) and Ocera may:

•	furnish information and data with respect to Ocera and its subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of Ocera and its subsidiaries pursuant to an Acceptable Confidentiality Agreement (as defined below); and

•	enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that Ocera will substantially concurrently provide to Parent any non-public information concerning Ocera or its subsidiaries provided to such third party, which was not previously provided to Parent.

Ocera shall as promptly as practicable (and in any event within 24 hours) notify Parent of Ocera’s (or any of its representatives’) receipt of any Acquisition Proposal or any offer that would reasonably be expected to lead to an Acquisition Proposal, or of any request for discussion, negotiation or information relating to Ocera or any of its subsidiaries or for access to the business, properties, assets, books, or records of Ocera or any of its subsidiaries by any third party that would reasonably be expected to lead to an Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the third party making such Acquisition Proposal. Ocera shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the third party (or its representatives) making such Acquisition Proposal and the Company (or its representatives) within 24 hours after receipt thereof.

Ocera agrees to enforce, and not to release or permit the release of any person from, or to modify or waive or permit the waiver or termination of any provision of, any Acceptable Confidentiality Agreement (including any standstill or similar provisions contained therein), other than to the extent the Ocera Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not less restrictive in the aggregate to the receiving party thereto than the terms of the Confidentiality Agreement (as defined below) (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may contain provisions that permit Ocera to comply with the non-solicitation provisions of the Merger Agreement. Notwithstanding the foregoing, a person who has previously entered into a confidentiality agreement with Ocera relating to a potential acquisition of, or business combination with, Ocera shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of the Merger Agreement.

“Acquisition Proposal” means any offer or proposal from any third party relating to any transaction or series of related transactions involving any (i) acquisition or purchase by any third party, directly or indirectly, of (A) 20% or more of the Shares, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of the Shares, or (B) 20% or more of the assets or businesses of Ocera and its subsidiaries, taken as a whole, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Ocera or any of its subsidiaries, the business of which constitutes 20% or more of the assets of Ocera and its subsidiaries, taken as a whole, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Ocera pursuant to which the shareholders of Ocera immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the Ocera Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (A) would, if consummated, result in a transaction that is more favorable to Ocera’s stockholders than the Offer and the Merger (including any revisions to the terms of the Merger Agreement proposed by Parent in writing prior to the time of such determination) and (B) is reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to (1) “20% or more” shall be deemed to be references to “more than 50%” and (2) “80%” shall be deemed references to “50%.”

Company Recommendation. Subject to the provision described below, neither the Ocera Board nor any committee thereof shall (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to the transactions contemplated by the Merger Agreement, Parent or Purchaser, Ocera’s recommending that the stockholders of Ocera accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Recommendation”), or fail to include the Company Recommendation in the Schedule 14D-9, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of common stock of Ocera within ten business days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit Ocera or any subsidiary of Ocera to execute, or enter into, any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as an “Adverse Recommendation Change”).

Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to the Offer Acceptance Time, in response to either (i) a Superior Proposal that is first made after the date of the Merger Agreement and did not result from a breach of the non-solicitation provision or the Company recommendation provision of the Merger Agreement, or (ii) any material fact, event, change, development or circumstance that was not known, or reasonably foreseeable, by the Ocera Board as of the date of the Merger Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable) and not relating to (x) any Acquisition Proposal or (y) any changes in the market price or trading volume of the

Shares, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be taken into account) (such fact, event, change, development, circumstance or consequences thereof, an “Intervening Event”), the Ocera Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, (A) make an Adverse Recommendation Change or (B) cause Ocera to terminate the Merger Agreement and authorize Ocera to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal, subject in each case to compliance with the terms of paragraph (i) or (ii) below, as applicable.

(i) In the case of a Superior Proposal, (x) no Adverse Recommendation Change may be made and (y) no termination of the Merger Agreement may be made, in either case:

(a) until after the fourth business day following written notice from Ocera advising Parent that the Ocera Board intends to make an Adverse Recommendation Change or terminate the Merger Agreement (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the third party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of four business days (provided, that the new notice period shall be shortened to the later of (x) three business days following Parent’s receipt of the new Notice of Superior Proposal or (y) the expiration of the initial four business day period, if the only change to such Superior Proposal is an increase in (without any change to the form of) the per share merger consideration), and compliance with the Merger Agreement with respect to such new notice);

(b) unless during such four business day period (or three business day period, if applicable in accordance with the paragraph above), Ocera shall, and shall cause its representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Ocera Board to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate the Merger Agreement; and

(c) unless, after complying with the two paragraphs immediately above, the Ocera Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, after giving due consideration to any irrevocable changes proposed to be made to the Merger Agreement by Parent prior to the expiration of such four business say period (or three business day period, if applicable.

(ii) In the case of an Intervening Event, no Adverse Recommendation Change may be made:

(a) until after the four business day following written notice from Ocera advising Parent that the Ocera Board intends to take such action and specifying the material facts underlying the determination by the Ocera Board that an Intervening Event has occurred, and the reason for the Adverse Recommendation Change, in reasonable detail (a “Notice of Intervening Event”);

(b) unless during such four business day period, Ocera shall, and shall cause its representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change; and

(c) unless, by the expiration of such four business day period, the Ocera Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into consideration any amendments to the Merger Agreement proposed by Parent, that the failure to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The provisions of the above section shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Notice of Intervening Event and

Ocera shall be required to comply again with the Company Recommendation provision except that any reference to four business days shall instead be to the later of (x) three business days following Parent’s receipt of the new Notice of Intervening Event or (y) the expiration of the initial four business day period.

Notwithstanding anything to the contrary in the Merger Agreement, nothing shall prohibit Ocera from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to Ocera’s stockholders if, in the good faith judgment of the Ocera Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law or any disclosure requirements under applicable law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change.

Access to Information. From the date of the Merger Agreement until the Closing Date, upon reasonable notice, Ocera shall afford Parent and its representatives reasonable access to the properties, assets, offices, facilities, books and records of Ocera and its subsidiaries and shall furnish Parent with such financial, operating and other data and information relating to Ocera and its subsidiaries as Parent may reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of Ocera’s personnel and in such a manner as not to unreasonably interfere with the normal operations of Ocera and its subsidiaries.

Notwithstanding anything to the contrary in the Merger Agreement, neither Ocera nor any of its subsidiaries shall be required to disclose any information to Parent or its representatives if legal counsel for Ocera reasonably determines that such disclosure would (i) be subject to any attorney-client or other legal privilege, or (ii) contravene any law; provided, that Ocera shall give notice to Parent of the fact that it is withholding such information or documents and thereafter Ocera and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or contravene the applicable law. Prior to the Closing, Parent shall not and shall cause its affiliates and its and their representatives not to use any information obtained for any purpose unrelated to the Merger and the transactions contemplated thereby.

Confidentiality. Parent and Purchaser shall hold all documents and other information concerning Ocera and its subsidiaries furnished to Parent or Purchaser in connection with the Merger Agreement or the transactions contemplated thereby in accordance with the letter agreement, dated as of January 20, 2017, between Ocera and Mallinckrodt LLC (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

No investigation or information or notification provided or received by Parent pursuant to the Merger Agreement will affect any of the representations or warranties of the parties contained in the Merger Agreement (or the Company Disclosure Letter) or prejudice the rights and remedies of Parent or Purchaser thereunder.

Efforts to Consummate the Merger. Upon the terms and subject to the conditions of the Merger Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (under law or otherwise) in order to consummate the Merger and the other transactions contemplated by the Merger Agreement at the earliest practicable date, including by using and by causing its affiliates and subsidiaries to use its and their reasonable best efforts to:

•	prepare and file all forms, registrations and notices required under, and seek any consents, authorizations or other approvals required under, any law or by any Governmental Entity in connection with the Merger and the other transactions contemplated thereby;

•	provide as promptly as possible to any applicable Governmental Entity all information and documentary materials that may be requested pursuant to any antitrust law;

•	obtain all required consents, approvals or waivers from any third person, including as required under any Contract, each in form and substance reasonably satisfactory to Parent; provided that neither Parent nor Ocera shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of the other party; and

•	resolve all objections asserted with respect to the Merger Agreement or the Merger or other transactions contemplated thereby under any law.

Subject to applicable law relating to the exchange of information and provided that written materials may be redacted as necessary to comply with contractual arrangements and to address reasonable privilege or confidentiality concerns, the parties shall keep each other reasonably apprised of the status of the matters described above and shall cooperate with each other in connection with such matters, including by:

•	cooperating with each other in connection with filings or other written submissions required or advisable under any law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities, including cooperating in connection with their respective efforts to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under any antitrust laws as promptly as practicable and in any event before the Outside Date;

•	furnishing to outside antitrust counsel for the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable law;

•	promptly notifying each other of any material communications from or with any Governmental Entity with respect to the Merger or other transactions contemplated by the Merger Agreement and ensuring to the extent permitted by law and the applicable Governmental Entity that each of the parties has the opportunity to attend any meeting or phone call with or other appearance before any Governmental Entity; provided, however, that either party may limit attendance at such meeting or phone call to outside antitrust counsel of the other party; and

•	cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity.

Employment and Employee Benefits Matters. From and after the Effective Time, except as otherwise agreed in writing between Parent and any current or former employee of Ocera or any of its subsidiaries (each, a “Company Employee”) or as otherwise provided in the Merger Agreement, Parent will honor, and will cause its subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, retention and severance plan or agreement of or between Ocera or its subsidiaries and any officer, director or employee of that company, in each case, in accordance with its terms in effect on the date of the Merger Agreement, listed on the Company Disclosure Letter, (ii) all obligations in effect as of the Effective Time pursuant to outstanding restoration or equity based plans, bonus or bonus deferral plans, programs or agreements of Ocera or its subsidiaries, in each case, in accordance with its terms in effect on the date of the Merger Agreement, listed on the Company Disclosure Letter (excluding, for clarity, Annual Grants made pursuant to the Company’s 2017 Non-Employee Director Compensation Policy and defined thereunder) and (iii) all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of Ocera or its subsidiaries listed on the Company Disclosure Letter and previously provided to Parent. Parent acknowledges that the Merger shall constitute a “change in control” for purposes of each Company benefit plan that uses such term or a similar term.

Without limiting any additional rights that any Company Employee may have under any Company benefit plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall, or shall cause the Surviving Corporation and each of their subsidiaries, for the period commencing at the Effective Time and ending twelve (12) months thereafter, to maintain for any Company Employee who remains employed by Parent, the Surviving Corporation or any of their subsidiaries (i) cash compensation levels (such term to include salary, bonus opportunities, commissions and severance, but excluding equity, equity-based and long-term incentive compensation) that are each substantially similar to the overall cash compensation levels provided by Parent to its similarly situated employees in the same or comparable geographic locations, and (ii) benefits (including health, welfare and retirement benefits that in the aggregate are substantially similar to those maintained for and provided by Parent to its similarly situated employees in the same or comparable geographic locations.

As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under (x) any severance-related provisions of existing Company benefit plans and (y) any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for the Company Employees’ service with Ocera, its subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by Ocera immediately prior to the Effective Time, except, in each case, to the extent such treatment would result in duplicative benefits or require recognition of service under a newly established plan for which service is not taken into account for employees of Parent. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its subsidiaries shall take commercially reasonable efforts to (i) cause to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by Ocera and its subsidiaries immediately prior to the Effective Time.

Ocera shall, subject to and conditioned on the consummation of the transaction contemplated by the Merger Agreement, take all action necessary to terminate the Company’s 401(k) Profit Sharing Plan (the “Company 401(k) Plan”) effective as of the day immediately preceding the Closing. Subject to Parent being reasonably satisfied, consistent with the regulations under Section 401(a)(31) of the Code, that the Company 401(k) Plan meets all requirements for qualification under Section 401(a) of the Code, Parent shall permit participants who have an account balance under the Company 401(k) Plan to rollover his or her “eligible rollover distribution” (as defined under Section 402(c)(4) of the Code) to a qualified defined contribution plan maintained by Parent or Purchaser. Ocera shall take all action necessary to permit such “eligible rollover distribution” as contemplated in this paragraph.

Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition” or similar antitakeover law (each, a “Takeover Law”) is or becomes applicable to the Merger Agreement, the Support Agreements, the Merger or any of the other transactions contemplated thereby, each of Ocera and Parent and their respective Boards of Directors shall take all action necessary to ensure that the Merger and the other transactions contemplated thereby may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Merger Agreement, the Merger and the other transactions contemplated thereby.

Notification of Certain Matters. Ocera and Parent shall promptly notify each other of (i) any notice or other communication received by such party or any of its affiliates from any Governmental Entity in connection with the Offer, the Merger or the other transactions contemplated thereby or from any person alleging that the consent of such person is or may be required in connection with the Offer, the Merger or the other transactions contemplated thereby, (ii) any Action commenced or threatened in writing against, relating to or involving the Offer, the Merger or the other transactions contemplated thereby, and (iii) any change, condition or event that results or would reasonably be expected to result in any failure of any condition set forth in the Merger Agreement to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Director and Officer Liability. For six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by Ocera’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that in satisfying its obligation under this paragraph, neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 250% of the amount per annum Ocera paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by Ocera prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by the Merger Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 250% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

For six years after the Effective Time, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Ocera or of a subsidiary of Ocera (each such individual, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification, judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any Action (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Ocera or any subsidiary of Ocera or otherwise in connection with any action taken or not taken at the request of Ocera or any subsidiary of Ocera or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Ocera (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by the Merger Agreement or relating to the enforcement of the indemnification provisions of the Merger Agreement or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and (ii) fulfill and honor in all respects the obligations of Ocera pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between Ocera and any Indemnified Party and set forth in the Company Disclosure Letter; and (y) any indemnification provision and any exculpation provision set forth in Ocera’s charter or bylaws as in effect on the date of the Merger Agreement, in each case to the fullest extent permitted under applicable law. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of these rights. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

Rule 16b-3. Ocera shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Ocera equity securities (including derivative securities) pursuant to the Offer, the Merger and other transactions contemplated by the Merger Agreement by each individual who is a director or officer of Ocera to be exempt under Rule 16b-3 under the Exchange Act.

Public Announcements. Each of Parent and Purchaser, on the one hand, and Ocera, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other analogous public statement with respect to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and shall not issue any such press release or make any other analogous public statement prior to such consultation and without considering carefully and in good faith all comments timely received from the other party, except as may be required by applicable law, court process or rule or regulation of the Nasdaq or the New York Stock Exchange; provided, however, that notwithstanding the foregoing, (i) Ocera shall not be required to consult with Parent or Purchaser before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change, and (ii) Parent shall not be required to consult with Ocera before issuing any press release or making any other public statement in connection with the issuance by Ocera of any press release or other public statement of the type referred to in clause (i).

Treatment of Indebtedness. Ocera shall, and shall cause its subsidiaries to, deliver all notices and take all other reasonable actions to cause (i) the repayment in full on the Closing Date of all obligations then outstanding under, (ii) the release on the Closing Date in connection with such repayment of (a) all guarantees of such obligations under and (b) all liens securing such obligations (including any guarantee thereof) under, and (iii) the termination on the Closing Date of, that certain Loan and Security Agreement, dated as of July 30, 2015, by and among the Company, Ocera Subsidiary, Inc., Oxford Finance LLC and Silicon Valley Bank, as amended, restated, modified, or supplemented, and any agreements, notes, or other documentation executed in connection therewith (the “Term Loan Facility”) (such actions described in clauses (i) through (iii), the “Term Loan Facility Terminations”), including by obtaining a payoff letter in form and substance reasonably acceptable to Parent from the Collateral Agent under the Term Loan Facility; provided, that in no event shall require Ocera or any of its subsidiaries to (A) cause any of the Term Loan Facility Terminations to be effective until the Closing shall have occurred; or (B) require Ocera or any of its subsidiaries to incur any liability in connection with the Term Loan Facility Terminations that is effective prior to the occurrence of the Effective Time.

Stock Exchange Delisting. Prior to the Closing Date, Ocera shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable laws and rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the common stock of Ocera from the Nasdaq and the deregistration of the common stock of Ocera under the Exchange Act as promptly as practicable after the Effective Time.

Director Resignations. Ocera shall use its reasonable best efforts to deliver to Parent, at or prior to the Effective Time, resignations of each of the directors of Ocera and its subsidiaries, in a form reasonably satisfactory to Parent, effective upon the Effective Time.

Regulatory Matters. Ocera shall keep Parent promptly informed of all material developments regarding any Authorizations listed or required to be listed on the Company Disclosure Letter, including by promptly providing to Parent any new material information that comes into its possession or control that is the subject of the regulatory representation.

Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable law, the Compensation Committee of the Ocera Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, Ocera or their respective affiliates and any of the officers, directors or employees of Ocera that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the

Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Transaction Expenses. Assuming the Offer Acceptance Time occurs on or before December 31, 2017 (the “Measurement Date”), Ocera is expected to have sufficient cash and cash equivalents on hand to pay and fully discharge all outstanding transaction expenses and indebtedness on or prior to the closing. In the event the Offer Acceptance Time occurs on or before the Measurement Date and Ocera’s cash and cash equivalents are insufficient to pay and fully discharge such transaction expenses and indebtedness on or prior to Closing (the “Closing Shortfall”), there shall be no adjustment to the aggregate Offer Price or Merger Consideration payable pursuant to the Merger Agreement or the CVR Agreement if such Closing Shortfall does not exceed $250,000 (the “Threshold Amount”). In the event the Offer Acceptance Time occurs on or before the Measurement Date and the Closing Shortfall exceeds the Threshold Amount, the first occurring Milestone Payment, if any, payable in accordance with the terms of the CVR Agreement shall be reduced by the full amount of the Closing Shortfall. In the event the Offer Acceptance Time occurs after the Measurement Date, promptly following the Measurement Date, Ocera shall notify Parent in writing of its aggregate balance of cash and cash equivalents as of the Measurement Date (“Measurement Date Cash Balance”) and the aggregate amount of transaction expenses and indebtedness due and payable as if the closing were to occur on the Measurement Date (the “Measurement Date Transaction Expenses”) and, to the extent the Measurement Date Transaction Expenses exceed the Measurement Date Cash Balance by more than the Threshold Amount (the “Measurement Date Shortfall”), the first occurring Milestone Payment, if any, payable in accordance with the terms of the CVR Agreement shall be reduced by the full amount of the Measurement Date Shortfall.

Approval by Sole Stockholder. Immediately after the execution and delivery of the Merger Agreement, Parent, in its capacity as the sole stockholder of Purchaser, adopted the Merger Agreement and approved the Merger pursuant to Section 251(h) of the DGCL and in accordance with the DGCL.

Conditions Precedent. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which Ocera or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which Ocera or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the consummation of the Merger, and (ii) Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any conditions precedent in the Merger Agreement to be satisfied if such failure was caused by such party’s breach of the Merger Agreement.

Termination. The Merger Agreement may be terminated and (x) the Offer may be abandoned at any time prior to the Offer Acceptance Time and (y) the Merger may be abandoned at any time prior to the Effective Time, as follows (with any termination by Parent also being an effective termination by Purchaser and Mallinckrodt):

(d) by mutual written consent of Parent and Ocera at any time prior to the Offer Acceptance Time;

(e) by either Parent or Ocera, upon written notice to the other party:

(i) at any time prior to the Offer Acceptance Time, if the Merger shall not have been consummated on or before 5:00 P.M., Eastern time, on May 1, 2018, which is the date that is six

(6) months after the date of the Merger Agreement (the “Outside Date”); provided, that neither party shall have the right to terminate the Merger Agreement pursuant to this paragraph (i) if such party’s material breach of any of its covenants or other agreements in the Merger Agreement has been the primary cause of the failure of the Merger to occur on or before such date; or

(ii) if any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which Ocera or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the Merger Agreement pursuant to this paragraph (ii) shall have used its reasonable best efforts to prevent the entry of and to remove such judgment, order, injunction, rule, decree or other action;

(f) by Ocera, upon written notice to Parent:

(i) at any time prior to the Offer Acceptance Time, if Parent or Purchaser has breached or failed to perform any of its covenants or other agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Purchaser is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Offer Acceptance Time would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement and (B) cannot be cured on or prior to the fifth business day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from Ocera (or, if earlier, the fifth business day immediately before the Outside Date); provided, that Ocera shall not have the right to terminate the Merger Agreement pursuant to this paragraph (i) if it has breached or failed to perform any of its covenants or other agreements set forth in the Merger Agreement or if certain of its representations or warranties are untrue; or

(ii) at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal; provided, that Ocera shall have (A) substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, (B) otherwise complied with all applicable provisions, and (C) paid all amounts due; or

(g) by Parent, upon written notice to Ocera:

(i) at any time prior to the Offer Acceptance Time, if Ocera has breached or failed to perform any of its covenants or other agreements set forth in the Merger Agreement, or if any representation or warranty of Ocera is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if Parent has breached or failed to perform any of its covenants or other agreements set forth in the Merger Agreement or if certain of its representations or warranties are untrue and (B) cannot be cured on or prior to the fifth business day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from Parent (or, if earlier, the fifth business day immediately before the Outside Date); provided, that Parent shall not have the right to terminate the Merger Agreement pursuant to this paragraph (i) if there has been a violation or breach by Parent or Purchaser which, if occurring or continuing at the Offer Acceptance Time, would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement; or

(ii) at any time prior to the Offer Acceptance Time, in the event that (A) the Ocera Board shall have made an Adverse Recommendation Change or (B) Ocera shall have violated or breached (or be deemed pursuant to the terms thereof to have violated or breached) in any material respect any non-solicitation or Company Recommendation provisions.

Effect of Termination and Abandonment. In the event of termination of the Merger Agreement and the abandonment of the Merger, the Merger Agreement shall immediately become void and of no effect; provided, however, that certain specified provisions of the Merger Agreement will survive, including those described in “Access to Information;” “Confidentiality” and “Public Announcements” above and “Fees and Expenses” below, and the Confidentiality Agreement shall survive the termination of the Merger Agreement. Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, none of Parent, Purchaser or Ocera shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the Merger Agreement or any other agreement delivered in connection the Merger Agreement.

Fees and Expenses. Except as expressly provided otherwise in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other transactions contemplated thereby shall be paid by the party incurring such fees or expenses, whether or not the Offer and Merger are consummated.

Breakup Fee. In the event that: (i) the Merger Agreement is terminated by Ocera to accept a Superior Proposal; (ii) the Merger Agreement is terminated by Parent due to an Adverse Recommendation Change; or (iii) the Merger Agreement is terminated by Parent pursuant to Ocera breaching or failing to perform any of its covenants under the Merger Agreement, by Ocera after the Outside Date, or by Parent after the Outside Date (unless Ocera would have at such time been entitled to terminate the Merger Agreement due to Parent or Purchaser breaching or failing to perform any of its covenants under the Merger Agreement but for such termination pursuant to the Outside Date, and (A) an Acquisition Proposal is made directly to Ocera’s stockholders or is otherwise publicly disclosed or communicated to the Ocera Board before such termination and (B) within twelve months after the date of such termination, Ocera enters into a definitive agreement in respect of any Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (A) above) (and the transaction contemplated by such Acquisition Proposal is subsequently consummated) (provided, that for purposes of this clause (B), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”); then Ocera shall pay Parent $1,680,000 (the “Breakup Fee”) by wire transfer of same-day U.S. dollars to the applicable account or accounts designated in writing to Ocera by Parent within the time frames set forth in the Merger Agreement.

If Ocera fails to pay the Breakup Fee in accordance with the Merger Agreement and Parent and/or Purchaser commences a suit which results in a final, non-appealable judgment against Ocera for the Breakup Fee or any portion thereof, then Ocera shall pay Parent and Purchaser their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Breakup Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in a court of competent jurisdiction and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in the Merger Agreement).

Governing Law. The Merger Agreement and all disputes or controversies arising out of or relating to the Merger Agreement or the transactions contemplated thereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Guarantee. Parent shall cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement. Mallinckrodt agrees to cause Parent to honor Parent’s obligations and Purchaser to honor Purchaser’s obligations under the Merger Agreement. As a material inducement to Ocera’s willingness to enter into the Merger Agreement and perform its obligations hereunder, Mallinckrodt unconditionally guarantees (the “Guarantee”) full performance and payment by each of Parent and Purchaser of each of the covenants, obligations and undertakings required to be performed by Parent and Purchaser under the Merger Agreement and the transactions contemplated by the Merger Agreement, subject to all terms, conditions and limitations contained in the Merger Agreement, and represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Parent or Purchaser shall also be deemed to be a breach or default of Mallinckrodt, and Ocera shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against any or all of Mallinckrodt, Parent and Purchaser in the first instance. The Guarantee is a guarantee of payment and performance, and not of collection.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Support Agreement

The following is a summary of the material terms and conditions of the Support Agreements. The description in this section and elsewhere in this Offer to Purchase is qualified in its entirety by reference to the complete text of the Support Agreements, a form of which is attached as Exhibit (d)(3) of the Schedule TO and is incorporated by reference into this Offer to Purchase. This summary does not purport to be complete and may not contain all of the information about the Support Agreements that is important to you. We encourage you to read the form of Support Agreement carefully and in its entirety.

In connection with the execution of the Merger Agreement, Parent and Purchaser entered into Support Agreements with each director and executive officer of Ocera, and the Supporting Stockholders, who collectively own approximately 12.7% of the outstanding Shares as of October 31, 2017.

Pursuant to the Support Agreements, each Supporting Stockholder has agreed, among other things, to tender in the Offer all Shares beneficially owned by such Supporting Stockholder and any and all Shares acquired by such Supporting Stockholder after the date of the Support Agreements (including any Shares acquired upon the exercise of Company Stock Options) (collectively, the “Subject Shares”).

In addition, the Supporting Stockholders have agreed, if necessary, to vote his, her or its Subject Shares (i) against any action, proposal, transaction, or agreement in favor of an acquisition proposal, including a superior proposal, without regard to the terms of such acquisition proposal or superior proposal, (ii) against any material change in the capitalization of Ocera or any of its subsidiaries, or the corporate structure of Ocera or any of its subsidiaries, and (iii) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect Ocera’s, Parent’s or Purchaser’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares (and any Company Stock Options), including restrictions on transfer.

The Support Agreements provide that each Supporting Stockholder will not, and will cause its affiliates not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any acquisition proposal or any inquiry or other action that could reasonably be expected to lead to an acquisition proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an acquisition proposal or any inquiry or other action that could reasonably be excepted to lead to an acquisition proposal, or furnish to any third party information or provide to any third party access to the business, properties, assets or personnel of Ocera or any of its subsidiaries in connection with an acquisition proposal or any inquiry or other action that could reasonably be expected to lead to an acquisition proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an acquisition proposal or enter into any agreement, contract or commitment requiring Ocera to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement, (iv) approve, support, adopt or recommend any acquisition proposal, or (v) resolve or agree to do any of the foregoing.

The Support Agreements will terminate, and the above obligations will cease, upon the earliest to occur of (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein.

CVR Agreement

At or prior to the Offer Acceptance Time, Parent and Mallinckrodt will enter into the CVR Agreement with the Rights Agent governing the terms of the CVRs. Each Share (other than excluded and dissenting shares), and each Share underlying an In the Money Company Stock Option, Company Warrant (other than Company Warrants cancelled in accordance with the Merger Agreement) and RSU immediately prior to the Effective Time, or the Offer Acceptance Time in the case of Shares validly tendered pursuant to the Offer, will be converted automatically into the right to receive, in addition to the Closing Amount, one CVR. The potential aggregate payments to the holders of all CVRs issuable under the Merger Agreement (which includes CVRs issuable to holders of certain stock options, warrants and restricted stock units of Ocera) and holders of certain Ocera stock options whose holders may be entitled to receive payments concurrently with the holders of CVRs equals $75 million, subject to reduction for Closing Shortfall or Measurement Date Shortfall, if any. See “— Merger Agreement — Transaction Expenses.” Each payment is conditioned upon the achievement of the applicable milestones on or before December 31, 2029, as follows:

•	Parent will be obligated to pay an aggregate amount equal to $10 million upon the enrollment of the first patient in a Phase 3 clinical trial of an intravenous formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (the “IV Milestone”).

•	Parent will be obligated to pay an aggregate amount equal to $15 million upon the enrollment of the first patient in a Phase 3 clinical trial of an oral formulation of the Product by Parent, any of its affiliates or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (the “Oral Milestone”).

•	Parent will be obligated to pay an aggregate amount equal to $50 million upon the first occurrence of the achievement of cumulative Product sales (gross amount invoiced for sales of the Product, less certain permitted deductions) in excess of $500 million, by Parent, any of its affiliates, or their respective licensee or sublicensee with respect to rights to develop or commercialize the Product (but not a distributor of the Product acting solely in the capacity as a distributor), or any combination thereof (the “Product Sales Milestone”).

The amount payable per CVR is calculated by taking into account the exercise prices of certain Ocera stock options and the number of shares underlying such options, whose holders may be entitled to receive payments concurrently with the holders of CVRs. Based on the current capitalization information of Ocera provided to Parent by Ocera, the maximum aggregate payment per CVR is currently estimated to be $2.58. Except as expressly set forth in the CVR Agreement, under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. Payment to holders with respect to a Milestone Payment in connection with the IV Milestone and Oral Milestone will be made no later than sixty (60) days following the date of the achievement of the corresponding milestone, and payment with respect to the Milestone Payment in connection with the Product Sales Milestone will be made no later than sixty (60) days following the final determination of the Product Sales statement reporting achievement of the milestone (the date that a Milestone Payment is made being the “Milestone Payment Date”).

It is anticipated that for each $1,000,000 of Closing Shortfall or Measurement Date Shortfall, if any and as applicable, the per CVR amount payable upon satisfaction of the first Milestone set forth above, if any, will be reduced by approximately $0.04.

There can be no assurance that any of the milestones set forth above will be achieved or that any holders of CVRs will receive payments with respect thereto.

The CVRs will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. Additionally, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Mallinckrodt, Parent, Purchaser, Ocera or any of their affiliates.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement and set forth below:

•	upon death by will or intestacy;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee

•	pursuant to a court order;

•	by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.

The CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Moreover, pursuant to the CVR Agreement, holders of not less than thirty-four percent (34%) of CVRs will have the right to request an audit by an independent accounting firm of Parent’s records for purposes of verifying the accuracy of the statements made in the Product sales statements and determining whether the Product Sales Milestone has been met. If such independent accountant concludes that the Milestone Payment with respect to the Product Sales Milestone should have been paid but was not paid when due, then Parent will be required to make payment of such payment amount plus interest. Additionally, Parent is entitled to amend, without the consent of the CVR holders or the Rights Agent, the CVR Agreement in certain instances which include (i) to evidence succession of a successor rights agent, (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the CVR holders; provided that, in each case, such provisions shall not adversely affect the interests of the CVR holders, (iii) to cure any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement; provided that such provisions do not materially adversely affect the interests of the CVR holders, (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any applicable state securities or “blue sky” laws; provided that, such provisions shall not adversely affect the interests of the CVR holders, (v) to reduce the number of CVRs, in the event any CVR holder agrees to renounce such CVR holder’s rights under this CVR Agreement in accordance with the terms of the CVR Agreement, (vi) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent contained in the CVR Agreement, (vii) to evidence the assignment of the CVR Agreement by Parent, and (viii) any other amendment that would provide any additional rights or benefits to the CVR holders or that does not adversely affect the legal rights under the CVR Agreement of any CVR holder. Parent may also amend the CVR Agreement in certain other limited circumstances if it obtains the written consent of the holders of not less than thirty-four percent (34%) of the outstanding CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, a form of which is filed as Exhibit (d)(4) of the Schedule TO.

Confidentiality Agreement

On January 20, 2017, Ocera and Mallinckrodt LLC (an affiliate of Mallinckrodt) entered into a customary confidentiality agreement in connection with a possible transaction involving Ocera. Under the Confidentiality Agreement, Mallinckrodt LLC agreed, subject to certain exceptions, to keep confidential any confidential information concerning Ocera furnished by Ocera to Mallinckrodt LLC or its representatives.

12.	Purpose of the Offer; Plans for Ocera.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Ocera. The Offer, as the first step in the acquisition of Ocera, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in Ocera or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Ocera. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Ocera.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Ocera before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Ocera in accordance with Section 251(h) of the DGCL.

Plans for Ocera. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Ocera and the Ocera Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Ocera and its assets, corporate structure, capitalization, operations, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Ocera during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. We expect that all aspects of Ocera’s business will be fully integrated into Parent; however, plans may change based on further analysis by Parent and Purchaser.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving

Ocera (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Ocera, (iii) any material change in Ocera’s capitalization or dividend policy or (iv) any other material change in Ocera’s corporate structure or business.

To the best knowledge of Purchaser, Parent and Mallinckrodt, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Ocera, on the one hand, and Mallinckrodt, Parent, Purchaser or Ocera, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Ocera entering into any such agreement, arrangement or understanding.

It is possible that certain members of Ocera’s current management team will enter into employment or consulting arrangements with Mallinckrodt or its affiliates, effective after the completion of the Offer and the Merger. Any such arrangements with the existing management team will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time. The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Purchaser. Nasdaq requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Ocera to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Ocera to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Ocera to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Ocera, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Ocera and persons holding “restricted securities” of Ocera to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. We intend and will cause Ocera to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Ocera will not declare, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) on any shares of any Ocera securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (g) below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser is not required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (as defined below), the Termination Condition and the Governmental Impediment Condition (as defined below) shall not be satisfied by one minute after 11:59 P.M., Eastern Time, on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

a.	there are validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights and securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication and excluding stock options and warrants that are cancelled in connection with the Merger) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” under Section 251(h)(6)(f) of the DGCL are excluded);

b.	the accuracy of the representations and warranties made by Ocera in the Merger Agreement, subject to the materiality, Material Adverse Effect and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

c.	the performance by Ocera in all material respects of all obligations required to be performed by it under the Merger Agreement (the “Covenants Condition”);

d.	since the date of the Merger Agreement, there has not occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”);

e.	Parent has received a certificate signed by an executive officer of the Company confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied;

f.	no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, is in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger (the “Governmental Impediment Condition”); and

g.	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, Ocera’s prior written approval is required for Parent or Purchaser to (A) decrease the Closing Amount, (B) amend the terms of the CVR or the CVR Agreement, (C) change the form of consideration payable in the Offer, (D) decrease the maximum number of Shares sought to be purchased in the Offer, (E) impose conditions or requirements on the Offer in addition to the Offer Conditions, (F) amend, modify or waive the Minimum Condition, the Termination Condition or the Governmental Impediment Condition, (G) amend any other term of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (H) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case except as required or permitted by the terms of the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Ocera with the SEC and other information concerning Ocera, we are not aware of any governmental license or regulatory permit that appears to be material to Ocera’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Ocera’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

U.S. Antitrust Laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Based on the value of the Offer, however, the Company, Parent and Purchaser believe no HSR Act filing is required in connection with the Offer and the Merger.

State Takeover Laws. Ocera is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Ocera Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Ocera conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Ocera (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Ocera will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Ocera. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Ocera will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Ocera in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Ocera stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and

(iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by Purchaser pursuant to the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to Ocera at Ocera Therapeutics, Inc., 555 Twin Dolphin Drive, Suite 615, Redwood City, California 94065; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Ocera of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Ocera’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained D.F. King & Co., Inc. to be the Information Agent and Continental Stock Transfer & Trust Company to be the Depository in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depository each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depository and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Mallinckrodt, Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depository or the Information Agent for the purpose of the Offer.

Mallinckrodt, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Ocera has advised Purchaser that it will file no later than November 9, 2017 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Ocera Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Ocera” above.

MEH Acquisition Co.

November 9, 2017

SCHEDULE I — INFORMATION RELATING TO MALLINCKRODT, PARENT AND PURCHASER

Mallinckrodt

The following table sets forth information about Mallinckrodt’s directors and executive officers as of November 9, 2017. The current business address of each person is c/o Mallinckrodt plc, 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom, and the business telephone number is +44 017 8463 6700.

Name	Citizenship	Position
Melvin D. Booth	US	Director
David R. Carlucci	US	Director
J. Martin Carroll	US	Director
Diane H. Gulyas	US	Director
David Y. Norton	Australia	Director
JoAnn A. Reed	US	Director
Angus C. Russell	UK	Director
Mark C. Trudeau	US	President, Chief Executive Officer and Director
Kneeland C. Youngblood, M.D.	US	Director
Joseph A. Zaccagnino	US	Director
Matthew K. Harbaugh	US	Executive Vice President and Chief Financial Officer
Meredith B. Fischer	US	Chief Public Affairs Officer
Michael-Bryant Hicks	US	General Counsel
Ronald K. Lloyd	US	Executive Vice President and President, Hospital Therapies
Hugh M. O’Neill	US	Executive Vice President and President, Autoimmune and Rare Diseases
Gary M. Phillips, M.D.	US	Executive Vice President and Chief Strategy Officer
Steven J. Romano, M.D.	US	Executive Vice President and Chief Scientific Officer
Frank Scholz, Ph.D.	Germany	Executive Vice President of Global Operations and President, Specialty Generics
Karen Sheehy	US	Senior Vice President and Chief Compliance Officer
Ian J. Watkins	UK	Chief Human Resources Officer

Directors and Executive Officers of Mallinckrodt

Melvin D. Booth has been Mallinckrodt’s Chairman of the Board and a director since June 2013. He is also a member of Mallinckrodt’s Audit and Portfolio Committees. Mr. Booth has been a strategic advisor in life sciences to Genstar Capital (a private equity firm) since 2005. Mr. Booth’s previous public company board experience includes serving as a director of Catalent Pharma Solutions, Inc. from 2010 to 2017, as Lead Director of Millipore from 2004 to 2010, and as a director of MedImmune from 1998 to 2005 and Human Genome Sciences from 1995 to 1998. Mr. Booth was President of MedImmune from 1998 until his retirement at the end of 2003. Mr. Booth was Chairman of the Board and a director of eResearch Technologies from 2012 to 2016 and Chairman of the Board and a director of PRA International from 2004 to 2013. Mr. Booth was President of Human Genome Sciences from 1995 to 1998. He held a variety of domestic and international positions with Syntex from 1981 to 1995, including serving as President of its U.S. pharmaceuticals business. Mr. Booth has been active in U.S. pharmaceutical industry organizations and is a past Chairman of the Pharmaceuticals Manufacturers Association of Canada.

David R. Carlucci has been Mallinckrodt’s director since June 2013 and is Chair of the Human Resources and Compensation Committee. Mr. Carlucci was President and Chief Operating Officer of IMS Health Incorporated, an information services company, from October 2002 until January 2005, when he was named Chief Executive

Officer and President. He became Chairman the following year. Mr. Carlucci retired from IMS Health in December 2010. Mr. Carlucci held several senior executive level positions at IBM from 1976 to 2002, including responsibilities for operations in the U.S., Canada, and Latin America. Mr. Carlucci has been a director of MasterCard International since 2006 and served as Chairman of its Human Resources and Compensation Committee from 2006 to 2014. Mr. Carlucci also served as a member of the advisory board of Mitsui USA, one of the world’s most diversified comprehensive trading, investment and service companies.

J. Martin Carrol has been Mallinckrodt’s director since June 2013 and is Chair of its Compliance Committee and a member of its Nominating and Governance and Portfolio Committees. He served as President and Chief Executive Officer of Boehringer Ingelheim Corporation and of Boehringer Pharmaceuticals, Inc. from 2003 until 2011 and as a director of Boehringer Ingelheim Corporation from 2003 until December 2012. He joined the organization in 2002 as President of Boehringer Pharmaceuticals, Inc. Mr. Carroll worked at Merck & Company, Inc. from 1976 to 2001. From 1972 to 1976, Mr. Carroll served in the United States Air Force where he attained the rank of Captain. He has served as a director of Therapeutics MD, Inc. since March 2015, as a director of Catalent Pharma Solutions since July 2015 and as a director of Inotek since March 2016 and as Chairman of Inotek since June 2016. Mr. Carroll served as a director of Durata Therapeutics, Inc. from August 2014 until November 2014 when it was acquired by Actavis and as a director of Vivus, Inc. from May 2013 until September 2014.

Diane H. Gulyas has been Mallinckrodt’s director since June 2013 and is a member of its Human Resources and Compensation Committee. Ms. Gulyas served as a member of its Audit Committee until November 17, 2016. Ms. Gulyas retired in April 2014 from E. I. du Pont de Nemours and Company where she served as the President of DuPont’s Performance Polymers division since 2009. She had also served as the Vice Chairman of the DuPont-Teijin Films global joint venture. Ms. Gulyas has served as a director of W.R. Grace & Co. since January 2015 and serves as chair of its Corporate Responsibility Committee. She also has served as a director of Expeditors International of Washington, Inc. since November 2015 and serves as a member of its Compensation Committee. From 2009 until 2012, Ms. Gulyas served as a director and as a member of the Finance Committee of Navistar International Corporation, a leading manufacturer of commercial trucks, buses, RVs, defense vehicles and engines.

David Y. Norton has been Mallinckrodt’s director since September 2017 and is a member of its Human Resources and Compensation and Portfolio Committees. He is chairman of the board of directors of VIVUS, Inc., where he has been a director since July 2013. Mr. Norton was company group chairman, Global Pharmaceuticals, for Johnson & Johnson, a role in which he led and developed the business’ strategic growth agenda, including the strategy for licensing, acquisitions and divestments, and ensuring alignment with the global strategic functions, research and development, and commercial organizations. He retired in 2011 from Johnson & Johnson, where his 32-year tenure spanned marketing and international country management roles; serving as president of the Janssen Pharmaceuticals business in the U.S., group chairman of the Pharmaceuticals Group for Europe, Middle East and Africa, and then for the U.S. and Canada business; as well as the role of company group chairman, worldwide commercial and operations, for Johnson & Johnson’s CNS and virology business. He previously served as a director for INC Research Holdings Inc. and Savient Pharmaceuticals Inc. Mr. Norton also serves on the board of TB Alliance, a not-for-profit organization dedicated to the discovery and development of tuberculosis drugs.

JoAnn A. Reed has been Mallinckrodt’s director since June 2013 and is Chair of its Audit Committee. Ms. Reed is a healthcare services consultant. Ms. Reed served as an advisor to the Chief Executive Officer of Medco Health Solutions, a leading pharmacy benefit manager, from April 2008 to April 2009. She previously served as the Senior Vice President, Finance and Chief Financial Officer of Medco until 2008. Upon joining Medco in 1988, Ms. Reed served in finance and accounting roles of increasing responsibility and was appointed Senior Vice President, Finance in 1992 and Chief Financial Officer in 1996. Prior to joining Medco, Ms. Reed’s experience included finance roles at Aetna/American Reinsurance Co., CBS Inc., Standard and Poor’s Corporation and Unisys/Timeplex Inc. Ms. Reed has been a director of American Tower Corporation since 2007 and a director of Waters Corporation since 2006. She served as a director of Health Management Associates, Inc. from 2013 to 2014 and as a trustee of St. Mary’s College of Notre Dame from 2006 to 2015.

Angus C. Russell has been Mallinckrodt’s director since August 2014 and is Chair of its Portfolio Committee and a member of its Audit Committee. Mr. Russell served as a director of Questcor Pharmaceuticals, Inc. from June 2013 until Questcor was acquired by us in August 2014. Mr. Russell served as Chief Executive Officer of Shire Plc, a leading global specialty biopharmaceutical company, from 2008 until his retirement in April 2013 and was a member of its Board of Directors from 1999 to 2013. From 1999 to 2008, Mr. Russell served as Chief Financial Officer of Shire. Prior to joining Shire, Mr. Russell served at ICI, Zeneca, and AstraZeneca, most recently as VP of Corporate Finance at AstraZeneca. Mr. Russell has served as the non-executive Chairman of Revance Therapeutics, Inc. since March 2014. He has served as a director of BioTime, Inc. since December 2014 and as a director of Therapeutics MD, Inc. since March 2015. He was a director of InterMune, Inc. from 2011 to 2014. Mr. Russell is a Chartered Accountant.

Mark C. Trudeau is Mallinckrodt’s President and Chief Executive Officer, and also serves on Mallinckrodt’s board of directors. In anticipation of the separation from Mallinckrodt from Covidien, Mr. Trudeau joined Covidien in February 2012 as a Senior Vice President and President of its pharmaceuticals business. He joined Covidien from Bayer HealthCare Pharmaceuticals LLC USA, the U.S. healthcare business of Bayer AG, where he served as Chief Executive Officer. He simultaneously served as President of Bayer HealthCare Pharmaceuticals, the U.S. organization of Bayer’s global pharmaceuticals business. In addition, he served as Interim President of Bayer’s global specialty medicine business unit from January to August 2010. Prior to joining Bayer in 2009, Mr. Trudeau headed the Immunoscience Division at Bristol-Myers Squibb. During his 10-plus years at Bristol-Myers Squibb, he served in multiple senior roles, including President of the Asia/Pacific region, President and General Manager of Canada and General Manager/Managing Director in the United Kingdom. Mr. Trudeau was also with Abbott Laboratories, serving in a variety of executive positions, from 1988 to 1998. Mr. Trudeau has served as a director of TE Connectivity Ltd. since March 2016.

Kneeland C. Youngblood, M.D. has been Mallinckrodt’s director since June 2013. He is a member of its Compliance and Nominating and Governance Committees. Dr. Youngblood is a founding partner of Pharos Capital Group, a private equity firm that focuses on providing growth and expansion capital/buyouts in healthcare, business services and opportunistic investments. Dr. Youngblood served as a director of Gap Inc. from 2006 to 2012, a director of Starwood Hotels and Resorts from 2001 to 2012, a director of Burger King Corporation from 2004 to 2010 and a director of iStar Financial from 1998 to 2001. Dr. Youngblood has been serving as a director of Energy Future Holdings Corp, an electric utility provider, since 2007 and a director of Pace Holdings Corp. II, a company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, since 2017. Prior to that, he served as a director of Pace Holdings Corp. from 2015 to 2017.

Joseph A. Zaccagnino has been Mallinckrodt’s director since June 2013. He is Chair of its Nominating and Governance Committee and a member of our Compliance Committee. Mr. Zaccagnino served as a director of Covidien plc and Chair of its Nominating and Governance Committee from its incorporation in 2007 until it was acquired by Medtronic plc in January 2015. Mr. Zaccagnino served as President, Chief Executive Officer and director of Yale New Haven Health System and its flagship Yale-New Haven Hospital from 1991 until his retirement in 2005. He also served as a director of NewAlliance Bancshares, Inc. from 1991 until it was acquired in 2010. Mr. Zaccagnino served on the board of the National Committee for Quality Healthcare from 1995 until 2005, and was elected Chairman of the Board in 2003. From 1999 until 2006 he served as a director and from 2004 to 2006 as Chairman of the Board of VHA Inc., a for-profit cooperative of community owned health systems and their physicians that provides supply chain and group purchasing services through their subsidiaries, Novation and Provista.

Matthew K. Harbaugh is Mallinckrodt’s Executive Vice President and Chief Financial Officer. He has executive responsibility for finance, procurement and information technology. Mr. Harbaugh previously served as Vice

President, Finance of Covidien’s Pharmaceuticals business, a position he held from July 2008 until June 2013, when Mallinckrodt became an independent public company. He also served as Interim President of Covidien’s Pharmaceuticals business from November 2010 to January 2012. Mr. Harbaugh joined Covidien’s Pharmaceuticals business in August 2007 as its Vice President and Controller, Global Finance for the Global Medical Imaging business. Mr. Harbaugh was a Lead Finance Executive with Cerberus Capital Management, L.P., a New York-based private equity firm, from April 2007 until August 2007. Prior to that Mr. Harbaugh worked nearly ten years for Monsanto, where he held several positions, including corporate finance director, investor relations, and finance director/chief financial officer for Monsanto’s southern Argentine/Chilean and Canadian operations via two expatriate assignments.

Meredith B. Fischer is Mallinckrodt’s Chief Public Affairs Officer. In anticipation of Mallinckrodt’s separation from Covidien plc, Ms. Fischer joined Covidien in February 2013 as Vice President, Communications and Public Affairs for its Pharmaceuticals business. Ms. Fischer was employed by Bayer Corporation from 2001 until February 2013, where she served as Vice President of Communications and Public Policy for Bayer HealthCare and Bayer HealthCare Pharmaceuticals, North America. In that role, Ms. Fischer supported Bayer HealthCare’s U.S. pharmaceutical and animal health divisions and the company’s global medical care and consumer care businesses. She was also Vice President of Marketing and Communications at Pitney Bowes, where she was responsible for product marketing, sales communications and the establishment of professional best practices.

Michael-Bryant Hicks is Mallinckrodt’s General Counsel. Mr. Hicks joined Mallinckrodt in March 2016. Before joining Mallinckrodt, Mr. Hicks served as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of The Providence Service Corporation, a global provider of a range of healthcare services, from January 2014 to February 2016. Prior to that, he served as Assistant General Counsel at DaVita Healthcare Partners, Inc., a leading provider of dialysis services from February 2011 to December 2013. Mr. Hicks was lead attorney for DaVita’s acquisition of HealthCare Partners, one of the country’s largest operators of integrated medical groups and physician networks, and served as interim general counsel for the business. Additionally, he spent five years at Beckman Coulter, Inc., a provider of biomedical testing products, where he was associate general counsel and head of legal support for the company’s Asia and Latin America operations, and was an associate in the corporate law practices of two international law firms — Vinson & Elkins LLP and Mayer, Brown, Rowe & Maw LLP. He began his career as a law clerk for the Honorable James A. Beaty, Jr. of the U.S. District Court for the Middle District of North Carolina.

Ronald K. Lloyd is Mallinckrodt’s Executive Vice President and President, Hospital Therapies. Prior to joining Mallinckrodt in January 2016, Mr. Lloyd worked at Baxter Healthcare/Baxalta for 12 years, where he held various commercial leadership positions including: President of the Immunology Division of Baxalta from January to June 2015; Franchise Head, Immunology from January to December 2014; General Manager BioScience U.S. Region from March 2011 to December 2014; General Manager/Vice President — Generative Medicine, Bioscience Division from January 2007 to March 2011; and Vice President — Global Marketing, BioScience Division from April 2003 to December 2006. Mr. Lloyd previously served in a number of commercial and business development capacities at Abbott Laboratories.

Hugh M. O’Neill is Mallinckrodt’s Executive Vice President and President, Autoimmune and Rare Diseases. From September 2013 to April 2015, he served as Senior Vice President and President, U.S. Specialty Pharmaceuticals. Prior to joining Mallinckrodt in September 2013, Mr. O’Neill worked at Sanofi-Aventis for ten years where he held various commercial leadership positions including Vice President of Commercial Excellence from June 2012 to July 2013; General Manager, President of Sanofi-Aventis Canada from June 2009 to May 2012; and Vice President Market Access and Business Development from 2006 to 2009. Mr. O’Neill joined Sanofi in 2003 as its Vice President, United States Managed Markets. Mr. O’Neill previously served in a variety of positions of increasing responsibility for Sandoz Pharmaceuticals, Forest Laboratories, Novartis Pharmaceuticals and Pfizer.

Gary M. Phillips, M.D. is Mallinckrodt’s Executive Vice President and Chief Strategy Officer (a role he also held from October 2013 to August 2014). He served as Senior Vice President and President of our Autoimmune and

Rare Disease business from August 2014 to January 2015. Before joining Mallinckrodt, Dr. Phillips served as head of Global Health and Healthcare Industries for the World Economic Forum in Geneva, Switzerland from January 2012 to September 2013. Previously, Dr. Phillips served as President of Reckitt Benckiser Pharmaceuticals North America from 2011 to 2012, as Head, Portfolio Strategy, Business Intelligence and Innovation at Merck Serono from 2008 to 2011, and as President of U.S. Pharmaceuticals and Surgical and Bausch & Lomb from 2002 to 2008. Dr. Phillips has also held positions of leadership at Novartis Pharmaceuticals, Wyeth-Ayerst and Gensia Pharmaceuticals. Dr. Phillips serves as a director of Aldeyra Therapeutics, Inc. and Inotek Pharmaceuticals Corp.

Steven J. Romano, M.D. is Mallinckrodt’s Executive Vice President and Chief Scientific Officer. Dr. Romano joined Mallinckrodt in May 2015 and has executive responsibility for research and development (R&D), medical affairs and regulatory affairs functions. Dr. Romano is a board-certified psychiatrist with more than 20 years of experience in the pharmaceutical industry. Previously, Dr. Romano spent 16 years at Pfizer, Inc. where he held a series of senior medical and R&D roles of increasing responsibility, culminating with his role as Senior Vice President, Head, Global Medicines Development, Global Innovative Pharmaceuticals Business. Prior to joining Pfizer, he spent four years at Eli Lilly & Co. After receiving his A.B. in Biology from Washington University in St. Louis and his medical degree from the University of Missouri-Columbia, Dr. Romano completed his residency and fellowship at New York Hospital-Cornell Medical Center, continuing on the faculty of the medical school for six additional years.

Frank Scholz, Ph.D. is Mallinckrodt’s Executive Vice President of Global Operations and President, Specialty Generics. His responsibilities include global manufacturing operations, quality and supply chain, as well as the Specialty Generics segment. He joined Mallinckrodt in March 2014 as Senior Vice President of Global Operations and assumed his current position in September 2016. Prior to joining Mallinckrodt, Dr. Scholz was a partner with McKinsey & Co, a global management consulting firm first in its Hamburg, Germany office and then in its Chicago, Illinois office. Dr. Scholz was a leader in McKinsey’s global pharmaceutical and operations practices. He joined McKinsey in 1997. Prior to joining McKinsey, Dr. Scholz was a research assistant at the Institute for Management and Accounting at the University of Hanover, Germany.

Karen Sheehy is Mallinckrodt’s Senior Vice President and Chief Compliance Officer. Ms. Sheehy joined Mallinckrodt in January 2017. Prior to joining Mallinckrodt, Ms. Sheehy served Sanofi U.S., Inc. as Vice President, Head, North America Compliance since April 2011 and held positions of increasing responsibility at Sanofi and Sanofi-Aventis U.S., Inc. (formerly Aventis, Inc.) since September 2000. Ms. Sheehy has over 25 years of legal experience, concentrated in pharmaceutical legal and compliance issues.

Ian J. Watkins is Mallinckrodt’s Chief Human Resources Officer. Mr. Watkins joined Covidien’s Pharmaceuticals business in September 2012 as the Chief Human Resources Officer. Mr. Watkins served as Vice President, Global Human Resources at Synthes, Inc. from June 2007 to September 2012, which was acquired by Johnson & Johnson. Mr. Watkins served as Senior Vice President, Human Resources from 2003 to 2006 for Andrx Corporation, which is now part of Allergan, Inc. (formerly Actavis, Inc. and Watson Pharmaceuticals, Inc.).

Parent and Purchaser

The following table sets forth information about Parent’s managers and executive officers and Purchaser’s directors and executive officers as of November 9, 2017. The current business address of each person is c/o Mallinckrodt LLC, 675 McDonnell Blvd., Hazelwood, Missouri 63042, and the business telephone number is (314) 654-2000.

Name	Citizenship	Position with Parent	Position with Purchaser
Kathleen A. Schaefer	US	President and Manager	President and Director
Marvin R. Haselhorst	US	Vice President and Manager	Vice President and Director
John E. Einwalter	US	Vice President and Treasurer and Manager	Vice President and Treasurer and Director

Executive Officers, Managers and Directors of Parent and Purchaser

Kathleen A. Schaefer has served as Senior Vice President, Finance and Corporate Controller of Mallinckrodt since May 2016. She previously served as Vice President, Finance and Corporate Controller of Mallinckrodt from June 2013 to May 2016. She has served as the President and a manager of Parent and President and a director of Purchaser since their formation in October 2017. Ms. Schaefer previously served as controller of Covidien’s Pharmaceuticals business from June 2007 until its separation from Covidien in June 2013.

Marvin R. Haselhorst has served as Vice President, Global Tax of Mallinckrodt since June 2013. He has served as Vice President and a manager of Parent and Vice President and a director of Purchaser since their formation in October 2017. Mr. Haselhorst previously served as head of the tax function for Covidien’s Pharmaceuticals business from July 2012 until its separation from Covidien in June 2013. From June 2006 until June 2012, Mr. Haselhorst was Vice President, Global Tax for Solutia, Inc., a specialty chemical manufacturer and distributor headquartered in St. Louis, Missouri.

John E. Einwalter has served as Vice President and Treasurer of Mallinckrodt since June 2013. He also has served as Vice President, Treasurer and a manager of Parent and Vice President, Treasurer and a director of Purchaser since their formation in October 2017. Mr. Einwalter previously served as treasurer of Covidien’s Pharmaceuticals business from October 2012 until its separation from Covidien in June 2013. Previously, Mr. Einwalter was Vice President and Treasurer of Belden Inc., a global manufacturer of connectivity and networking equipment, from July 2011. He was the Director of Treasury at Smurfit-Stone Container Corporation, a paperboard and paper-based packaging company, from February 2010 to July 2011. From September 2003 to January 2010, Mr. Einwalter served in various finance positions with Anheuser-Busch InBev.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depository at its address set forth below:

The Depository for the Offer is:

Continental Stock Transfer & Trust Company

If Delivering by Hand, Overnight Delivery or Mail

Continental Stock Transfer & Trust Company

Attn: Corporate Actions/Ocera Offer

One State Street Plaza — 30th Floor

New York, New York 10004

By Facsimile:

(For Eligible Institutions Only)

(212) 616-7610

For Confirmation or Information:

Tel: (917) 262-2378

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depository) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 341-6292

Banks and Brokers May Call Collect: (212) 269-5550

Email: OCRX@dfking.com